PROSPECTUS
                 THE MAJESTIC COMPANIES, LTD.

                       120,000,000 Shares
                          Common Stock*

The Majestic Companies, Ltd., a Nevada corporation, is hereby offering up to 120,000,000 shares of its $0.001 par value common stock on a delayed basis under Rule 415 pursuant to the following plan: (a) Shares of common stock of the company will be sold under a shelf registration under Rule 415: (a) 15,000,000 shares to cover the debenture to be issued under a Line of Credit Agreement; (b) 6,000,000 shares to cover the debenture already issued under a $520,000 convertible debenture offering; (c) 400,000 shares to cover the shares underlying warrants issued in connection with an underwriting of the sale of these debentures;
(d) 9,000,000 shares to issued to the president of the company in consideration of, and in lieu of, one year's worth of compensation due under his existing employment contract with the company and the cancellation of this contract, and entering into a new employment contract between the parties; and (e) 89,600,000 shares to be sold for cash to the public and/or institutional investors, for possible future acquisitions of companies and/or assets, and for consulting services for the company.

The shares offered hereby are highly speculative and involve a high degree of risk to public investors and should be purchased only by persons who can afford to lose their entire investment
(See "Risk Factors" on page 5).

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the U.S. Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

               Price to Public     Underwriting       Proceeds to
                                   Discounts and      Isser (3)
                                   Commissions

Per Share           $0.05             $0             $ 0.05
Total Maximum       $4,480,000        $0             $4,480,000

Information contained herein is subject to completion or amendment. The registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to Completion, Dated: November 20, 2000

* Pursuant to SEC Rule 416, there will be a change in the amount of securities being issued to prevent dilution resulting from stock splits, stock dividends, or similar transaction.

(1) The price per share, the maximum amount to be raised under this offering and the proceeds to the issuer is based on the sale of the common stock for cash.

(2) Except as noted under Plan of Distribution with regard to a line of credit agreement, no commissions will be paid in connection with the sale of the shares on this delayed basis. The exact amount of the commission will be dependent upon the amount drawn under the line of credit.

(3) The Proceeds to the company is before the payment of certain expenses in connection with this offering. See "Use of Proceeds."

                        TABLE OF CONTENTS

PROSPECTUS SUMMARY                                                  5
RISK FACTORS                                                        7
USE OF PROCEEDS                                                    16
DETERMINATION OF OFFERING PRICE                                    17
PLAN OF DISTRIBUTION                                               17
LEGAL PROCEEDINGS                                                  22
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
   AND CONTROL PERSONS                                             22
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
   AND MANAGEMENT                                                  24
DESCRIPTION OF SECURITIES                                          26
INTEREST OF NAMED EXPERTS AND COUNSEL                              28
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
   FOR SECURITIES ACT LIABILITIES                                  28
ORGANIZATION WITHIN LAST FIVE YEARS                                33
DESCRIPTION OF BUSINESS                                            33
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS                             49
DESCRIPTION OF PROPERTY                                            54
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                     54
MARKET FOR COMMON EQUITY AND RELATED
   STOCKHOLDER MATTERS                                             55
EXECUTIVE COMPENSATION                                             56
FINANCIAL STATEMENTS                                               59
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
   ON ACCOUNTING AND FINANCIAL DISCLOSURE                          86
AVAILABLE INFORMATION                                              86

                        PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus. Each prospective investor is urged to read this prospectus in its entirety.

The Company.

(a)  Background.

The Majestic Companies, Ltd. was incorporated under the laws of the State of Nevada on December 3, 1992 under the name of Rhodes, Wolters & Associates, Inc. In May 1998, Rhodes changed its name to SKYTEX International, Inc., and in December, 1998, merged with a Delaware corporation named "The Majestic Companies, Ltd." SKYTEX had no material operations during the period prior to this merger. The Delaware corporation SKYTEX acquired in the merger had operations and formerly did business as "Majestic Motor Car Company, Ltd." and prior to that "Majestic Minerals, Ltd." As a part of the merger, SKYTEX's corporate name was changed to "The Majestic Companies, Ltd." Majestic Minerals, Ltd. was a British Columbia, Canada corporation that changed its name to Majestic Motor Car Company in April, 1997. Subsequent to the name change, in March 1998, Majestic Motor Car Company merged with and into The Majestic Companies, Ltd., the Delaware corporation SKYTEX acquired in December, 1998. The Delaware corporation had no prior material operations and was organized for the purpose of reincorporating under the laws of the State of Nevada.

To consummate the SKYTEX merger, stockholders of the pre-merger Delaware corporation, "The Majestic Companies, Ltd.", were issued one share of SKYTEX common stock with par value of $0.001 for each one share of common stock owned as of December 11, 1998, of the pre-merger Delaware corporation "The Majestic Companies, Ltd."

(b)  Business.

The Majestic Companies, Ltd. is the parent of: Majestic Modular
Buildings, Ltd., Majestic Transportation Products, Ltd., and
Majestic Financial, Ltd.  All operations of The Majestic
Companies, Ltd. are conducted through its three wholly owned subsidiaries:

The Majestic Modular division designs, builds, leases and sells re-locatable modular structures including classrooms, office buildings, medical facilities and telecommunication equipment shelters to primarily end users located in California. The Modular division operates from and maintains administrative and manufacturing facilities in Modesto, California.

Majestic Transportation designs and markets transportation related safety equipment for the school bus market. The
Transportation Products division operates from an administrative and design engineering facility located in San Diego, California.

Majestic Financial is engaged in the business of acquiring and leasing re-locatable modular structures to private and public
California school districts as well as commercial end users.

The Offering.

Shares of common stock of the company will be sold under a shelf registration under Rule 415. A total of 120,000,000 shares are to be registered under this offering for the following purposes:

15,000,000 shares to cover the debenture to be issued under a line of credit agreement.

6,000,000 shares to cover the debenture already issued under a $520,000 convertible debenture offering

400,000 shares to cover the shares underlying warrants issued in connection with an underwriting of the sale of these debentures.

9,000,000 shares to issued to the president of the company in consideration of, and in lieu of, all compensation due under his existing employment contract with the company and the cancellation of this contract.

89,600,000 shares at $0.05 per share for the following purposes:

to be sold for cash to the public and/or institutional investors for possible future acquisitions of companies and/or assets

for consulting services for the company

Liquidity of Investment.

Although the shares will be "free trading," there has been only a limited public market for the shares. Therefore, an investor may not be able to sell his or her shares when desired; therefore, an investor may consider his or her investment to be long-term.

Risk Factors.

An investment in the company involves risks due in part to a limited previous financial and operating history of company, as well as competition in the industry of the company. Also, certain potential conflicts of interest arise due to the relationship of the company to management and others.

                         RISK FACTORS

The securities offered hereby are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.

Limited Prior Operations.

(a)  History of Losses; Accumulated Deficit; Working Capital Deficiency.

The company has incurred losses of $2,373,288 and $4,123,634 for the fiscal years 1998 and 1999, respectively. The likelihood of the success of the company must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business and the competitive environment in which the company operates. Unanticipated delays, expenses and other problems such as setbacks in product development, and market acceptance are frequently encountered in connection with the expansion of a business. As a result of the fixed nature of many of the company's expenses, the company may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and marketing of the company's products or any capital raising or revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on the company's business, operations and financial condition.

There is only a limited operating history upon which to base an assumption that the company will be able to achieve its business plans. In addition, the company has only limited assets. As a result, there can be no assurance that the company will generate significant revenues in the future; and there can be no assurance that the company will operate at a profitable level. If the company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the company's business will not succeed.

Significant Working Capital Requirements.

The working capital requirements associated with the plan of business of the company will continue to be significant. The company anticipates, based on currently proposed assumptions relating to its operations (including with respect to costs and expenditures and projected cash flow from operations), that it cannot generate sufficient cash flow to continue its operations for an indefinite period at the current level without requiring additional financing. The company will need to raise additional capital in the next six months, through debt or equity, to fully implement its sales and marketing strategy and grow. In addition, the company currently plans one or more acquisitions over the next twelve months and will need financing in excess of $1,000,000 during the year 2000 in order to pay for these anticipated acquisitions and to sustain the company. In the event that the company's plans change or its assumptions change or prove to be inaccurate or if cash flow from operations proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problems or otherwise), the company would be required to seek additional financing sooner than currently anticipated or may be required to significantly curtail or cease its operations.

Company Only Has Limited Assets.

The company has only limited assets. As a result, there can be no assurance that the company will generate significant revenues in the future; and there can be no assurance that the company will operate at a profitable level. If the company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the company's business will not succeed.

Significant Long-Term Indebtedness Could Adversely Impact
Company's Business.

The company has incurred substantial short-term indebtedness and long-term indebtedness which aggregated $228,139 and $386,900, respectively, as of March 30, 2000. Funds generated both by the company's operations and through private placements have been sufficient to pay the interest on its short-term and long-term indebtedness. There can be no assurance, however, that the company will be able to pay the principal due on its short-term and long-term indebtedness.

Limited Safety Product Demand and Acceptance of SAFE-T-BART
System.

Management believes that demand for the company's SAFE-T-BART product will depend, in part, upon the continued interest in improving safety on public and private bus transportation. There are no assurances that current trends towards passenger safety will continue. Even if such trends continue, there are no assurances that the company's products will find acceptance with purchasers and operators of school bus fleets, or if accepted, that such acceptance will continue. While the conclusions reached by the company's limited market research have been favorable, there are no assurances that actual operating results will reach the levels indicated by such research.

Dependence on Certain Customers and Lack of Long-Term Supply
Contracts with Customers.

Although the company sells its products both through distributors and directly to end users, it relies significantly on relationships with several customers. The company does not have any long-term supply agreements with any of its customers. The loss of any of these customers could adversely affect the company's profitability.

During fiscal year 1999, the company recognized approximately forty percent (40%) of its revenues from Cal-American Building Co., Inc., a California corporation which subsequently filed a Chapter 11 bankruptcy and ceased operations. Management of the company has obtained new customers to replace the Cal-American revenues, and although there can be no assurance, does not anticipate the loss of Cal-American to have a material adverse effect on the company.

Dependence on Certain Suppliers and Lack of Long-Term Contracts with Suppliers.

Although the company has a favorable relationship with its suppliers, marketplace variants such as a bankruptcy, strike, liquidation, acquisition or merger, war, civil unrest, and atmospheric and other weather-related phenomenon could disrupt these relationships at any time. The company currently has no long term supply agreements to control costs and assure availability of inventory.

Historically, the company has generally been able to obtain its inventory without significant difficulty or delay. There have, however, been times when the company was forced to pay a premium for inventory in short supply and has experienced occasional delays. Any significant changes in supply, including increased costs, could adversely affect planned growth. The company has not experienced any such significant changes in supply or increased costs, other than the moderate effect of changes in the exchange rate of foreign currencies against the U.S. dollar, and does not anticipate significant difficulty regarding these matters.

Government Regulations Could Adversely Impact Company's Business.

The company's design, manufacturing, and construction activities are subject to various federal, state, local and foreign laws and regulations designed to protect the environment from waste emissions and the handling, treatment and disposal of solid and hazardous wastes, as well as California, Federal and other state regulations governing the design and construction of classroom and other modular structures, and transportation safety devices. Although the company believes that it is and has been in substantial compliance with all such laws, ordinances and regulations applicable to these operations, there may be liabilities or conditions associated with such activities of which the company is not aware. Accordingly, there can be no assurance that future compliance with such requirements will not have a material adverse effect on the company's financial condition and operations.

The company is also subject to the Federal Occupations Safety and Health Act and other laws and regulations affecting the safety and health of employees and the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. The company is also subject to various state and local building codes and licensing requirements. Company management believes the company has obtained all necessary licenses and permits and that the company is in substantial compliance with applicable federal, state and local laws and regulations.

Liability Insurance May Not Be Adequate.

The company is and may be subject to product liability claims arising out of the use of the company's products. In addition, the company is and may be subject to other liability resulting from its day to day operations, including claims for negligence and environmental liability. On April 20, 1999, the company procured general liability, automobile and property insurance coverage with limits in the respective amounts of $1,000,000 ($10,000,000 umbrella), $1,000,000, and $2,250,000
($5,000,000 umbrella). If not renewed, these coverages are scheduled to expire on April 20, 2001. Although management of the company believes these coverage limits to be adequate, there can be no assurance that these limitations are adequate or that the coverage will continue to be available at affordable rates.

States Other Than California May Not Approve the Company's
Existing Modular Structures.

Currently, the company's modular classroom structures used in various California school districts have been approved by the State of California. There is no guarantee or assurance that other states will approve the form, composition, size, specifications, materials or components of the company's modular classroom or other structures that have already been approved in California. If other states require the company to modify the company's basic modular classrooms or other structures used in California, the company could incur substantial costs to make these classrooms and/or other structures comply with other states laws and building codes. The incurring of such costs could significantly, adversely affect the company's profitability, revenues and operations.

Reduced Labor Availability and Employee Relations.

Currently, skilled and unskilled labor is reasonably available in California, but additional light industry moving to the area could reduce these labor pools. Furthermore, there can be no assurance that the unskilled work force currently available will be trainable as employees for the company that such labor will remain available. Any increase in the competition for employees could have a significant adverse effect upon both the availability and the price of skilled and unskilled labor.

The company currently believes its employee relations are good. Currently, none of the company's employees are unionized.
There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a materially adverse effect on the company until normal operations resume.

Dilution Could Adversely Affect Value of Stock and Percentage of
Stock Owned.

The company has warrants and stock options outstanding that could result in the issuance of 5,445,000 shares of common stock. To the extent such shares are issued, the percentage of common stock held by existing company common stockholders will be reduced. Under certain circumstances, the exercise of any or all of the warrants or stock options might result in further dilution of the net tangible book value of the existing company stockholders' shares. For the life of the warrants or stock options, the holders thereof are given, at nominal cost, the opportunity to profit from a rise in the market price of the common stock, if any. The holders of the warrants or stock options may be expected to exercise them at a time when the company may, in all likelihood, be able to obtain needed capital on more favorable terms. In addition, sales under this offering could cause further dilution in the value of the outstanding shares of common stock of the company.

Uncertainty of Government Funding to School Districts for
Purposes of Purchasing or Leasing Modular Structures in
California or Elsewhere.

The company has historically relied on the financial ability of various school districts to purchase or lease the company's modular classrooms. Since the school district's source of funding originates from the government or various state bonds, there is no guarantee that the government or state bonds will continue to be available to provide the funding necessary for the school districts to purchase or lease the company's modular classrooms.

Uncertainty That School Districts Will Continue to Purchase or
Lease Modular Relocatable Structures Over More Fixed, Permanent
Structural Alternatives.

Although the company believes the conditions affecting the market for modular buildings to be favorable, there is no assurance that individual school districts will choose to purchase or lease the company's modular re-locatable classrooms over more fixed, permanent structural alternatives.

Uncertainty of Protection of Patents, Licenses, Trade Secrets and
Trademarks Could Adversely Impact Company's Business.

The company is the exclusive licensee for a patent related to its SAFE-T-BART product. The company's success depends, in part, on its ability to maintain the exclusive right and license to manufacture and sell the SAFE-T-BART. There can be no assurance that the Patent License Agreement between the company and Adrian Corbett will continue in full force and effect. If the Patent License Agreement was to be terminated, or the patent for the SAFE-T-BART cancelled for any reason, the company's prospects could be adversely affected.

There is also no assurance that Adrian Corbett will be able to obtain a patent on the SAFE-T-SEATT product, or that the company will be successful in obtaining the exclusive right and license to use the SAFE-T-SEATT product from Mr. Corbett. However, there can be no assurance that such a patent, if granted, will provide the company with significant protection against competitors. Litigation may be necessary in the future to protect the company's patent, and there can be no assurance that the company will have the financial or managerial resources necessary to pursue such litigation or otherwise to protect its patent rights.

In addition to pursuing patent protection in appropriate cases, the company also relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the company's trade secrets, that such trade secrets will not be disclosed or that the company can effectively protect its rights to unpatented trade secrets. The company pursues a policy of having its employees and consultants execute non-disclosure agreements upon commencement of employment or consulting relationships with the company, which agreements provide that all confidential information developed or made known to the individual during the course of employment shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the company's trade secrets or other proprietary information.

Success of Company Dependent on Management.

The company's success is dependent upon the hiring of key administrative personnel. Only three of the company's officers, directors, and key employees have an employment agreement with the company; therefore, there can be no assurance that other personnel will remain employed by the company after the termination of such agreements. Should any of these individuals cease to be affiliated with the company for any reason before qualified replacements could be found, there could be material adverse effects on the company's business and prospects. In addition, management has no experience is managing companies in the same business as the company.

In addition, all decisions with respect to the management of the company will be made exclusively by the officers and directors of the company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the company. The success of the company, to a large extent, will depend on the quality of the directors and officers of the company. Accordingly, no person should invest in the shares unless he is willing to entrust all aspects of the management of the company to the officers and directors.

Limitations on Liability, and Indemnification, of Directors and Officers.

The company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Bylaws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. In addition, the Nevada Revised Statutes provide for permissive indemnification of officers and directors and the company may provide indemnification under such provisions. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the company in covering any liability of such persons or in indemnifying them.

Potential Conflicts of Interest Involving Management.

Currently, the officers and directors of the company devote 100% of their time to the business of the company. However, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the board of directors to the company, any proposed investments for its evaluation.

Influence of Other External Factors on Prospects for Company.

The industry of the company in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the company will result in a commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect companies' spending. Factors which leave less money in the hands of potential customers of the company will likely have an adverse effect on the company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the company not receiving an adequate return on invested capital.

No Cumulative Voting

Holders of the shares are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the shares present at a meeting of shareholders will be able to elect all of the directors of the company, and the minority shareholders will not be able to elect a representative to the company's board of directors.

Absence of Cash Dividends

The board of directors does not anticipate paying cash dividends on the shares for the foreseeable future and intends to retain any future earnings to finance the growth of the company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements, and the general operating and financial condition of the company, and will be subject to legal limitations on the payment of dividends out of paid-in capital.

Quarterly Fluctuations and Seasonality of Operating Results Could
Adversely Affect Value of Stock.

Operating results may fluctuate on a quarterly basis due to a variety of factors, including the cycles of orders, shipment of products from suppliers, the number and timing of new product introductions, the timing of operation and advertising expenditures, weather, the year end purchasing cycle, and other factors. The company believes that factors such as fluctuations in the quarterly operating results could affect the value of the company's stock.

Limited Public Market for Company's Securities.

Prior to this offering, there has been only a limited public market for the shares of common stock being offered. There can be no assurance that an active trading market will develop or that purchasers of the shares will be able to resell their securities at prices equal to or greater than the respective initial public offering prices. The market price of the shares may be affected significantly by factors such as announcements by the company or its competitors, variations in the company's results of operations, and market conditions in the industries of the company in general. The market price may also be affected by movements in prices of stock in general. As a result of these factors, purchasers of the shares offered may not be able to liquidate an investment in the shares readily, or at all.

No Assurance of Continued Public Trading Market; Risk of Low
Priced Securities.

There has been only a limited public market for the
common stock of the company. The common stock of the company is currently quoted on the Over the Counter Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny
stock market and the risks associated therewith.   The
regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell the company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

Effects of Failure to Maintain Market Makers.

If the company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the company will be able to maintain such market makers.

Offering Price.

The offering price of the shares will be determined in relation to the then current market price of the shares on the Over the Counter Bulletin Board. Because of market fluctuations, there can be no assurance that the shares will maintain market values commensurate with the offering price.

"Shelf" Offering

The shares are offered on a delayed basis. No assurance can be given that all or a majority of the shares will be issued. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any of the shares.

Use of Proceeds Not Specific.

The proceeds of this offering have been allocated only generally. Proceeds from the offering have been allocated generally to legal and accounting, and working capital. Accordingly, investors will entrust their funds with management in whose judgment investors may depend, with only limited information about management's specific intentions with respect to a significant amount of the proceeds of this offering.

Shares Eligible For Future Sale

All of the 1,451,353 shares of common stock which are currently held, directly or indirectly, by management have been issued in reliance on the private placement exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Securities Act of 1933. In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of the company (as that term is defined under that rule) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by these shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the common stock could be adversely affected.

Potential Status as a Pseudo California Corporation.

Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Currently, less than one-half of the outstanding voting shares of the company are owned by residents of California; however, this percentage may change in the future as a result of this offering.

Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions.
Section 2115 does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders. It is currently anticipated that the company may be subject to Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject the company to Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Year 2000 Problem could affect computers, software and other equipment used, operated or maintained by the company. Accordingly, the company is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts is not expected to be material to the company's financial position or any year's results of operations, there can be assurance to this effect.

The company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The company's internal review of such systems did not identify any material Year 2000 Problem. If the company had identified an exposure to the Year 2000 Problem, Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software would not be material. While this is management's best current estimate, items outside management's control relating to the Year 2000 Problem may impact the company. The company estimates the total cost to the company of completing any required modifications, upgrades, or replacements of these internal systems would not have a material adverse effect on the company's business or results of operations.

In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem.

The discussion of the company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The company's Year 2000 compliance status and the level of incremental costs associated therewith, if any, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.

                         USE OF PROCEEDS

The amount of proceeds from this offering will depend on the offering price per share and the number of shares sold for cash.
Thisi prospectus has now been amended to indicate the total amount of proceeds if all the common stock allocated for cash sales (89,000000) are sold to the public at $0.05 per share ($4,450,000).The proceeds of the offering, less the expenses of the offering, will be used to provide working capital for the company.

The following table sets forth the use of proceeds from this offering (the blank number will be completed upon the amendment of this prospectus with the initial offering price):

Use of Proceeds                   Maximum Offering
                               Amount          Percent

Transfer Agent Fee             $ 1,000            0.02%
Printing Costs                 $ 1,000            0.02%
Legal Fees                     $25,000            0.57%
Accounting Fees                $ 1,500            0.03%
Working Capital                $4,421,500        99.36%
Total                          $4,450,000       100.00%

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balances will be retained and used for general working capital purposes or allocated according to the discretion of the board of directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amounts anticipated, supplemental amounts may be drawn from other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds, or similar investments.

                DETERMINATION OF OFFERING PRICE

The cash offering price of the shares will be determined, from time to time, based on the current market price of the shares on the Over the Counter Bulletin Board.

                      PLAN OF DISTRIBUTION

On June 8, 2000, the company closed on a private placement funding with investors represented by May Davis Group, Inc., a registered investment banking firm with offices in New York City and Baltimore, Maryland. The funding consists of two parts. The first part was structured as a $520,000 principal amount, 4% coupon convertible debenture due in 2005. The second part of the funding consists of a $2,000,000 equity line of credit agreement that is backed by 4% convertible debentures due in 2005.

$520,000 Convertible Debenture.

The $520,000 part of the funding was placed with a total of 11 investors, all of which are accredited. An accredited investor is generally defined under federal and state securities laws and regulations as:

any person whose individual net worth, or joint net worth with that person's spouse (in either event inclusive of home, furnishings, and automobiles), at the time of purchase exceeds
$1,000,000, or

any person who had an individual gross income in excess of $200,000 in each in the two most recent years (or joint income with that person's spouse in excess of $300,000 in each of those years), and has a reasonable expectation of reaching that same income level in the current year.

These investors are as follows:

The following is a list of investors that participated in the $520,000 portion of the funding, all of which are accredited investors:

Investor                          State             Amount Invested

Gordon D. Mogerley                NJ                $320,000
Gerald Holland                    CT                $ 30,000
James Ratliff                     TX                $ 10,000
Rance Merkel                      TN                $ 50,000
John Bolliger                     ID                $ 20,000
Ronald Horner                     ID                $ 20,000
George Knox, II                   NY                $ 10,000
Lowell F. Gill & Shiela G. Gill   UT                $ 20,000
Tom Jackson                       UT                $ 10,000
Frank Collins                     NV                $ 10,000
Anthony E. Rakos &
     Dorothy L. Rakos             IL                $ 20,000
Total                                               $520,000

The $520,000 convertible debentures that have been issued pursuant to this private placement have the following terms and conditions:

The debenture holder receives an interest rate of 4% annually on the outstanding debenture face amount.

Debentures are convertible into common stock of the company at either:

120% of the closing bid price on the closing date (this amount has been calculated and agreed upon by both the company and May
Davis as being a conversion price of $0.20), or

80% of the average closing bid price (as reported by Bloomberg) for any four (4) days of the previous five (5) days immediately preceding the date of conversion.

The company has entered into a securities purchase agreement, and a registration rights agreement with each of the aforementioned investors regarding their investment in convertible debentures with the company.

The company maintains the right to redeem any outstanding debentures with five days advance notice at the redemption price of 120% of the face amount plus any accrued interest due.

The investor can begin converting the debenture 90 days from the date of closing.

$2,000,000 Equity Line of Credit.

In addition to the $520,000 convertible debenture funding, the company has entered into a $2,000,000 equity line of credit agreement with an institutional investor, GMF Holdings, arranged through the placing agent, May Davis Group, Inc.; none of this line of credit has been drawn against as of the date of this prospectus). This line of credit is based on the following terms and conditions:

The $2,000,000 line of credit is structured whereby the company can request advances from the investor in exchange for 4% debentures that are then convertible into the company's common stock at an exchange rate equal to 80% of the average closing bid price (as reported by Bloomberg) of the company's common stock for any four (4) of the five (5) trading days immediately preceding the date of conversion.

The company has a period of 24 months from the date of closing (June 8, 2000) in which to draw against the line of credit and is able to request advances on a 30-day basis as outlined by a pre-defined table of previous 30-day average daily trading amounts as follows:

30-Day Average Daily Trading (1)          Maximum Advance Amount (2)

$25,000 - $50,000                                $100,000
$50,001 - $100,000                               $200,000
$100,001 - $200,000                              $350,000
$200,001 and Over                                $500,000

(1) The 30-Day Average Trading Volume shall be equal to the average of the Bid Price multiplied by the volume for each of the 30 calendar days preceding the Advance Date.

(2) Assuming that no Advances have been made pursuant to this Agreement during the preceding 30 calendar days.

The investor has the right to begin converting its debentures to shares of the company's common stock 90 days from the closing date. In the event that the registration statement has not been deemed effective by the Securities and Exchange Commission, the company will issue restricted shares to the investor.

The company has entered into a convertible debenture agreement, registration rights agreement and a line of credit agreement with GMF Holdings.

Both Funding Transactions.

Regarding both funding transactions as outlined above:

Any debentures that have not been converted as of the due date, which is five years from the closing date, are to be converted to common stock in the company per the above rates. The company has agreed to register shares that will be issued pursuant to the convertible debentures and the line of credit agreement in a Form SB-2 registration statement.

The company is subject to late penalties should it miss the filing date, which is 45 days from the date of closing (June 8, 2000) and/or the effectivity date, which is 120 days from the date of closing.

In the event the registration statement is not filed by the company with the Securities and Exchange Commission by the applicable scheduled filing date, the conversion percentage to be used in determining the conversion price shall be reduced by an additional 2% for the first thirty days and every thirty days thereafter the registration statement is not filed. In the event the registration statement is not declared effective by the Commission by the applicable scheduled effective deadline, then the conversion percentage to be used in determining the conversion price shall be reduced by an additional 2% for the first thirty days and every thirty days thereafter the registration statement is not declared effective. The registration is to remain effective for the life of the convertible debentures (five years from June 8, 2000).

If the registration statement is not declared effective by the Commission by the applicable scheduled effective deadline, the company will pay liquidated damages in the amount equal to one percent of the aggregate purchase price of all of the registrable securities then held by investor for the each thirty calendar day period (prorated for partial periods) of such ineffectiveness.

The company has entered into a placement agency agreement with May Davis Group, Inc. and has agreed to pay a commission equal to 10% from net proceeds of both offerings. The company has also issued a total of: 400,000 warrants to May Davis Group, Inc. and/or its assigns pursuant to this underwriting to purchase common stock of the company. The warrants have a strike price equal to 110% of the closing bid price on the date of closing. The warrants were granted on June 21, 2000 and have an exercise life of 5 years. The warrants can be exercised on either a cash or cashless basis.

Net proceeds of the first portion of this funding package equal $443,000 which is the amount funded ($520,000) less 10% brokers commission ($52,000) and $25,000 in legal fees for Butler Gonzalez, the law firm that prepared the underwriting documents. This amount is broken down into: $20,000 in legal fees for the $520,000 convertible offering, and a $5,000 advance on the legal fees due regarding the line of credit offering. At the time the registration statement is deemed effective, an additional $20,000 in legal fees will become due to Butler Gonzalez for the balance of the legal fees due regarding the line of credit agreement.
The company will pay a 10% commission to May Davis Group, Inc. out of proceeds of each advance made against the line of credit.
 The proceeds from this offering are designated for use as working capital.

Warrants issued on June 21, 2000 pursuant to this underwriting
(exercisable at $0.20 per share until June 21, 2005)

Awarded to                    # of warrants

May Davis Group                   60,000
Mark A. Angelo                    60,000
Joseph W. Donahue                 60,000
Hunter S. Singer                  60,000
C. Max Rockwell                   60,000
Adam Mayblum                       4,000
Blair Spruill                     24,000
James Gonzalez                     8,000
Persia Consulting                 64,000
Total                            400,000

Registration of Shares.

Shares of common stock of the company will be sold under a shelf registration under Rule 415. A total of 120,000,000 shares are to be registered under this offering for the following purposes:

15,000,000 shares to cover the debenture to be issued under the line of credit agreement.

6,000,000 shares to cover the debenture already issued under the $520,000 convertible debenture offering

400,000 shares to cover the shares underlying said underwriting warrants.

9,000,000 shares to issued to the Chief Executive Officer of the company in consideration of, and in lieu of, all compensation due under his existing employment contract with the company and the cancellation of this contract.

89,600,000 shares at $0.05 per share for the following purposes:

to be sold for cash to the public and/or institutional investors for possible future acquisitions of companies and/or assets

for consulting services for the company

The cash sale price of the shares will be modified, from time to time, by amendment to this prospectus, in accordance with changes in the market price of the company's common stock.

There can be no assurance that all of these shares will be issued or that any of them will be sold for cash. The gross proceeds to the company will depend on the amount actually sold for cash and the sales price per share. Except as disclosed above, no commissions or other fees will be paid, directly or indirectly, by the company, or any of its principals, to any person or firm in connection with solicitation of sales of the shares. These securities are offered subject to prior issue and to approval of certain legal matters by counsel.

Opportunity to Make Inquiries.

The company will make available to each offeree, prior to any sale of the shares, the opportunity to ask questions and receive answers from the company concerning any aspect of the investment and to obtain any additional information contained in this prospectus, to the extent that the company possesses such information or can acquire it without unreasonable effort or expense.

Execution of Documents.

Each person desiring to be issued shares, either as a conversion of a debenture, or an exercise of a warrant, must complete, execute, acknowledge, and deliver to the company certain documents, By executing these documents, the subscriber is agreeing that such subscriber will be, a shareholder in the company and will be otherwise bound by the articles of incorporation and the bylaws of the company in the form attached to this prospectus.

                      LEGAL PROCEEDINGS

Other than as set forth below, the company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the company has been threatened.

Citibank, Federal Savings Bank, a federal savings bank, by and through its service agent, Citibank, N.A., a national banking association v. Majestic Modular Buildings, Ltd., Cal-American Building Company, Inc. et al. (Case No. 182714, Superior Court of the State of California, County of Stanislaus). On October 19, 1998, Plaintiff commenced an action by filing a complaint alleging that Majestic Modular Buildings, Ltd., leased raw materials from Cal-American Building Company, Inc. that was subject to a security interest owned by Plaintiff. The complaint also alleges that Majestic Modular Buildings, Ltd.'s entering into a license agreement and real property lease with Cal-American Building Company, Inc., constituted fraudulent transfers or conveyances by Cal-American Building Company, Inc. to Majestic Modular Buildings, Ltd. Plaintiff sought damages against Majestic Modular Buildings, Ltd., and the other defendants in the amount of $299,822 and sought to set aside the transfers of any asset that occurred under the Equipment Lease Agreement, the license agreement and the real property lease between Majestic Modular Buildings, Ltd. and Cal-American Building Company, Inc. The
company answered Plaintiff's complaint.   In July 2000, the
company settled this litigation with a total payment to Citibank of $68,000; in return, the action was dismissed with prejudice.

             DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                       AND CONTROL PERSONS

The names, ages, and respective positions of the directors and officers of the company are set forth below. The Directors named below will serve until the next annual meeting of the company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the company's affairs.

Francis A. Zubrowski, Chief Executive Officer/Director

Mr. Zubrowski, age 64, has over 39 years of senior management experience and has served as a managing director of The Owen Stringfellow Ltd., a Baltimore based consulting firm with offices in New York, Connecticut and Massachusetts. Owen Stringfellow provides services in relation to mergers and acquisitions, debt restructuring, public offerings and turn-around situations.
Prior to joining Owen Stringfellow, Mr. Zubrowski was Chairman and Chief Executive Officer of Consolidated Industries, a New England based group in the chemical manufacturing and heavy equipment industries. He has also worked with Bethlehem Steel, U.S. Steel and Union Carbide operating mining and transportation companies. He represented Kaiser-Roth Industries on the New York Stock Exchange. Mr. Zubrowski holds a Bachelors degree in Theology from Fordham University and a Masters in Business Administration from New York University.

Alejandro V. Tovar, Secretary/Controller.

Mr. Tovar, age 41, has served as the company's secretary and controller since December 23, 1998. With several years experience as a management accountant, controller and manager with Bonaventure Minerals, Inc., a California corporation, and Grana Baja, S.A. de C.V. a Mexican corporation, Mr. Alejandro V, Tovar controls a wide range of business functions involving the daily and strategic administrative activities of the company. Mr. Tovar was also an audit supervisor for Doubletree Hotels and a branch manager for Norwest Financial in Southern California. Mr. Tovar has extensive tax preparation education and experience having worked both with H&R Block and as an independent tax preparer. He served as a captain in the United States Marine Corps in which he specialized in artillery and logistics. Mr. Tovar is fluent in Spanish and has maintained an in depth knowledge of Mexican business and accounting practices. Mr. Tovar attended the University of California, San Diego, where he received a Bachelors degree in Biology and Certificate of Accounting. He received his Masters degree in Business Administration from National University and was recognized with a University Leadership Award.

Clayton S. Chase, Vice President of Investor Relations.

Mr. Chase, age 41, has served as Vice President of Investor Relations of the company since April, 1999, and has been employed by the company since 1998. Mr. Chase headed the Arete' Design Group, a company that designs and markets audio accessories from 1994 to 1998. He was responsible for the identification and certification of a manufacturer in Tecate, Mexico, which mass produced these audio accessories. Mr. Chase graduated from the University of Colorado with a B.S. in Engineering Design and Economic Evaluation. He has served as an account executive for several businesses including: Royale Securities (public) and Moa Investment Corp. (private), both located in San Diego, California. Moa Investment Corp. acted as the General Partner in Limited Partnership syndications that purchased mostly all-cash real estate properties in the hospitality industry and Royale Securities acted as the General Partner in Limited Partnership syndications that purchased and developed oil and natural gas reserves.

Adrian P. Corbett, Vice President of Engineering.

Mr. Corbett, age 37, has been the company's Vice President of Engineering from April, 1998 to the present, and has served as President, Vice President and Director of one of the company's subsidiaries, Majestic Transportation Products, Ltd. He is also the inventor of the SAFE-T-BARr bus seat safety restraint product. Mr. Corbett has an extensive background in automotive and mechanical design work. He served as Program Manager for Santa Barbara based ASHSA Corporation in which he was responsible for concept-to-production of a third world public transit bus development program. As an engineering planner for Lockheed Space Operations at Vandenberg Air Force Base from February, 1984 to October, 1986, Mr. Corbett's responsibilities included coordinating management, engineering, logistics and operations personnel for launch construction schedules. He received his education in Aerospace at Northrop and Arizona State University.

Ralph D. Morren, Jr., Director.

Mr. Morren, age 43, was the company's President from May, 1998 through December, 1998. Mr. Morren has been a Director of the company since May 22, 1998 and has over 17 years of managerial and operational experience in both domestic and international businesses. From 1994 to 1998, Mr. Morren was the President/CEO of Morren/Laurin Marketing, LLC, President CEO of Morren Laurin, LLC and President/Chairman of Creation Homes, Inc. Responsibilities with these businesses have included the day to day management of corporate affairs and operations and planning implementation, identification, acquisition and development of company objectives. Mr. Morren has been the Chief Executive Officer of several companies specializing in Custom Homebuilding, Real Estate Sales and Marketing, and Management Asset Evaluation Services. Mr. Morren has extensive expertise in organizing and technically analyzing project management's optimal critical paths. Mr. Morren was the President of SKYTEX International, Inc.

Paul S. Hewitt, Director.

Mr. Hewitt, age 47, has served as Executive Director of the National Taxpayers Union Foundation ("NTUF") from 1990 to present. The NTUF has been one of Washington's most effective and widely publicized research and public education programs, focusing on policy issues ranging from demographics and interest group behavior to health care, budget process and Social Security reform. From 1988 to 1989, Mr. Hewitt served as Corporate Development Consultant for New Century Petroleum in which he assisted in raising $1.3 million in seed capital from private investors. Mr. Hewitt has also served as a Professional Staff Member and Staff Director on the U.S. Senate Subcommittee on Inter-Government Relations. Mr. Hewitt graduated from the University of Berkeley with a B.A. in Economics. He received a Masters of Public Administration from American University in Washington, D.C.

                  SECURITY OWNERSHIP OF CERTAIN
                 BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of July 5, 2000 (36,061,770 issued and outstanding) by (i) all shareholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; (ii) each director and executive officer; and (iii) all officers and directors of the Company as a group. Except as may be otherwise indicated in the footnotes to the table, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

Title of      Name and Address of               Amount of      Percent
Class         Beneficial Owner                  Beneficial        of
                                                Ownership(1)     class

Common
Stock     Francis A. Zubrowski                  2,923,553(3)     7.56%
          880 Rio San Diego Road
          8th Floor
          San Diego, CA 92108

Common
Stock     Clayton S. Chase                        524,880(4)     1.36%
          8880 Rio San Diego Road
          8th Floor
          San Diego, CA 92108

Common
Stock     Alejandro V. Tovar                      400,000(5)     1.03%
          8880 Rio San Diego Road
          8th Floor
          San Diego, CA 92108

Common
Stock     Ralph D. Morren                         103,000        0.27%
          8880 Rio San Diego Road
          8th Floor
          San Diego, CA 92108

Common
Stock     Adrian P. Corbett                       100,000        0.26%
          8880 Rio San Diego Road
          8th Floor
          San Diego, CA 92108
Common
Stock    Paul S. Hewitt                                 0        0.00%
         8880 Rio San Diego Road
         8th Floor
         San Diego, CA 92108

Common
Stock    Shares of all directors and            4,051,353       10.48%
         executive officers as a
         group (6 persons)

(1) Other than as footnoted, none of these security holders has the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

(2) The percent of class is based on the issued and outstanding common stock, plus the options for the persons shown which are currently exercisable.

(3) Includes the following currently exercisable options: (a) options granted on November 1, 1998 to purchase 250,000 of shares of common stock at an exercise price of $1.00 per share, expiring on November 1, 2000; (b) options granted on November 1, 1999 to purchase 250,000 of shares of common stock at an exercise price of $1.25 per share, expiring on November 1, 2001; and (c) options granted on July 3, 2000 under The Majestic Companies Ltd. Employee Stock Option Plan to purchase 1,500,000 shares of common stock at an exercise price of $0.20 per share, expiring on July 3, 2010.

(4)  Includes options granted on July 3, 2000 under The Majestic
Companies Ltd. Employee Stock Option Plan to purchase 300,000 shares of common stock at an exercise price of $0.20 per share, expiring on July 3, 2010.

(5)  Includes options granted on July 3, 2000 under The Majestic
Companies Ltd. Employee Stock Option Plan to purchase 300,000 shares of common stock at an exercise price of $0.20 per share, expiring on July 3, 2010.

                 DESCRIPTION OF SECURITIES

General Description.

The securities being offered are shares of common stock. The company's articles of incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. The company is in the process of seeking the written consent of shareholders holding a majority of the outstanding shares to increase the authorized the number of common shares to 200,000,000 (this prospectus will be amended accordingly to decrease the number of shares available for sale if this increase is not approved).

The holders of the shares:

have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the board of directors of the company are entitled to share ratably in all of the assets of the company available for distribution upon winding up of the affairs of the company are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

These securities do not have any of the following rights

special voting rights

preference as to dividends or interest

preemptive rights to purchase in new issues of shares

preference upon liquidation

any other special rights or preferences.

In addition, the shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. As of July 5, 2000, the company had 36,061,770 shares of common stock issued and outstanding..

Non-Cumulative Voting.

The holders of shares of common stock of the company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the company's directors.

Dividends.

The company does not currently intend to pay cash dividends. The company's proposed dividend policy is to make distributions of its revenues to its stockholders when the company's board of directors deems such distributions appropriate. Because the company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the company.

A distribution of revenues will be made only when, in the judgment of the company's board of directors, it is in the best interest of the company's stockholders to do so. The board of directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

Upon the completion of this offering, assuming the maximum offering of 120,000,000 is sold, the company's authorized but unissued capital stock will consist of 43,938,230 shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the company's management. If, in the due exercise of its fiduciary obligations, for example, the board of directors were to determine that a takeover proposal was not in the company's best interests, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The company has engaged the services of ChaseMellon Shareholder
Services, Overpeck Center, 85 Challenger Road, Ridgefield Park,
New Jersey 07660-2108, to act as transfer agent and registrar.

            INTEREST OF NAMED EXPERTS AND COUNSEL

Other than as set forth below, no named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in the small business issuer, or was a promoter, underwriter, voting trustee, director, officer, or employee of the company.

Counsel for the company named in this registration statement as giving an opinion on the validity of the securities being registered has previously received 240,000 shares of stock under the Retainer Plan for Non-Employee Directors and Consultants under a Form S-8 in exchange for legal services consisting of advice and preparation work in connection with reports of the company under the Securities Exchange Act of 1934 and general corporate legal work.

              DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Limitation of Liability.

The articles of incorporation of the company provide that except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or for the payment of dividends in violation of NRS 78.300, there shall be no personal liability of a director or officer to the company or its stockholders for damages for breach of fiduciary duty as a director or officer.

Indemnification.

(a)  Articles of Incorporation.

The articles of incorporation of the company provide the following with respect to indemnification:

Pursuant to NRS 78.751 Paragraphs 1 through 6 inclusive, and any amendments, additions or changes thereto, the company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests or the company and for acts for which the person had no reason to believe his or her conduct was unlawful.

The company will indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction.

(b)  Bylaws.

The bylaws of the company provide the following with respect to indemnification:

(1) In General. Subject to the laws of the State of Nevada, the company shall indemnify any director, officer, employee or agent of the company, or any person serving in such capacity for any other entity or enterprise at the request of the company, against any and all legal expenses (including attorneys fees), claims and liabilities arising out of any action, suit or proceeding, except an action by or in the right of the company.

(2) Lack Of Good Faith; Criminal Conduct. The company shall not be required to indemnify any person unless such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, where there was no reasonable cause to believe the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order of settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the company, and that, with respect to any criminal action or proceeding, there was reasonable cause to believe that the conduct was unlawful. Moreover, the company shall not indemnify any person adjudged to be liable for negligence or misconduct in the performance of a duty to the company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) Successful Defense Of Actions. The company shall reimburse or otherwise indemnify any director, officer, employee or agent against legal expenses (including attorneys fees) actually and reasonably incurred in connection with the defense of any action, suit or proceeding herein above referred to, to the extent such person is successful on the merits or otherwise.

(4)  Authorization. Indemnification shall be made by
the company only when authorized in the specific case and upon a determination that indemnification is proper by:

(i)  The shareholders;

(ii) Majority vote of a quorum of the board of directors consisting of directors who are not parties to the action, suit or proceeding; or

(iii) Independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

(5) Advancing Expenses. Expenses incurred in defending any action, suit or proceeding may be paid by the company in advance of the final disposition, when authorized by the board of directors, upon receipt of an undertaking by or on behalf of the person defending to repay such advances if indemnification is not ultimately available under these provisions.

(6) Other Rights; Continuing Indemnification. The indemnification provided by the bylaws does not exclude any other rights to which the person seeking indemnification may be entitled under the law, shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance. The company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company or who is or was serving at the request of the company in any capacity against any liability asserted against such person.

The board of directors may from time to time adopt further bylaws with respect to indemnification and may amend these bylaws to provide at all times the fullest indemnification permitted by the Nevada Revised Statutes.

(a) NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

(b) NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

(1) Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i)  By the stockholders;

(ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(iii) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3) The indemnification and advancement of expenses authorized in NRS 78.7502 or ordered by a court pursuant to this section:

(i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

(c) NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

(1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

(2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

(i)  The creation of a trust fund.

(ii)  The establishment of a program of self-insurance.

(iii) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

(iv) The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

(3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

(4)  In the absence of fraud:

(i) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(ii)  The insurance or other financial arrangement:

(A)  Is not void or voidable; and

(B) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

(5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

Undertaking.

The company undertakes the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                 ORGANIZATION WITHIN LAST FIVE YEARS

The names of the officers and directors as disclosed elsewhere in this Form SB-2. None of these individuals, as promoters, have received anything of value from the company.

                     DESCRIPTION OF BUSINESS

Company History.

The Majestic Companies, Ltd. was incorporated under the laws of the State of Nevada on December 3, 1992 under the name of Rhodes, Wolters & Associates, Inc. In May 1998, Rhodes changed its name to SKYTEX International, Inc., and in December, 1998, merged with a Delaware corporation named "The Majestic Companies, Ltd." SKYTEX had no material operations during the period prior to this merger. The Delaware corporation SKYTEX acquired in the merger had operations and formerly did business as "Majestic Motor Car Company, Ltd." and prior to that "Majestic Minerals, Ltd." As a part of the merger, SKYTEX's corporate name was changed to "The Majestic Companies, Ltd." Majestic Minerals, Ltd. was a British Columbia, Canada corporation that changed its name to Majestic Motor Car Company in April, 1997. Subsequent to the name change, in March 1998, Majestic Motor Car Company merged with and into The Majestic Companies, Ltd., the Delaware corporation SKYTEX acquired in December, 1998. The Delaware corporation had no prior material operations and was organized for the purpose of reincorporating under the laws of the State of Nevada.

To consummate the SKYTEX merger, stockholders of the pre-merger Delaware corporation, "The Majestic Companies, Ltd.", were issued one share of SKYTEX common stock with par value of $.001 for each one (1.00) share of common stock owned as of December 11, 1998, of the pre-merger Delaware corporation "The Majestic Companies, Ltd."

The Majestic Companies, Ltd. is the parent of: Majestic Modular
Buildings, Ltd., Majestic Transportation Products, Ltd.,  and
Majestic Financial, Ltd.  All operations of The Majestic
Companies, Ltd. are conducted through its three wholly owned subsidiaries:

The Majestic Modular division designs, builds, leases and sells re-locatable modular structures including classrooms, office buildings, medical facilities and telecommunication equipment shelters to primarily end users located in California. The Modular division operates from and maintains administrative and manufacturing facilities in Modesto, California.

Majestic Transportation designs and markets transportation related safety equipment for the school bus market. The
Transportation Products division operates from an administrative and design engineering facility located in San Diego, California.

Majestic Financial is engaged in the business of acquiring and leasing re-locatable modular structures to private and public
California school districts as well as commercial end users.

The Majestic Companies, Ltd. maintains its Executive Offices at 8880 Rio San Diego Drive, 8th Floor, San Diego, California; telephone number (619) 209-6077. The executive office is the company's principal operating office from which it manages and coordinates the activities of its wholly owned subsidiaries.

The Majestic Companies, Ltd. is a development stage company and therefore is subject to certain risks going forward including the risk of being unable to continue as a going concern. To date, the operations of the company's business units have not generated sufficient earnings to cover the cost of operations. Therefore, the company has incurred a net loss of; $301,952 for year-ended 1997 (audited), $2,373,288 for year-ended 1998 (audited), and $4,123,624 for year-ended 1999 (audited). To date, revenues have been generated from the manufacture and sale of Modular Buildings; $395,857 for year-ended 1998 (audited) and $2,265,609 for year-end 1999 (audited), and from the leasing of modular classroom buildings owned by the company: $23,529 for year-ended 1999 (audited). In order for the company to continue as a going concern, it will be necessary to raise additional equity and or debt financing to cover the cost of future operations. There can be no assurance that the company will be able to attain such additional financing on terms satisfactory to the company.

Also due to the fact that the company is a development stage company, the management team has no direct operating experience in the manufacture of modular buildings prior to inception of modular construction operations in April of 1998, and no direct prior operating experience in the transportation safety product industry prior to development of the company's transportation product division in the first quarter of 1998.

Although, the company has experienced growth in revenues since the inception of operations in 1998, the company has experienced losses in each year of its operations, and, there can be no assurance, that, in the future, the company will sustain revenue growth or achieve profitability. The company has identified several steps it feels will begin to move it toward profitability:

provide timely and adequate working capital for the modular division further automate the modular production process, which the company has started with the purchase of an overhead crane system pursue volume purchase discounts for raw materials

capitalize on federal and state legislation requiring safety restraints on school buses, and, begin realizing sales from, Majestic Transportation Products, Ltd., marketing efforts continual improvement and development of safety restraint devices within the same transportation division control all-around general overhead cost.

Majestic Modular Buildings, Ltd.

(a)  General.

Majestic Modular Buildings, Ltd., commenced operations on
April 15, 1998, and is engaged in the business of designing, manufacturing and marketing re-locatable modular structures such as classrooms, office buildings, medical facilities and telecommunication equipment shelters to end users as well as to third party leasing agents for use primarily within the state of California. Majestic Modular maintains administrative and manufacturing facilities at 320 9th Street, Modesto, California.

The company's principal product line consists of a variety of re-locatable modular classroom structures that are sold to both to public and private California school districts. The company's modular classroom structures are engineered and constructed in accordance with pre-approved building plans, commonly referred to as "P.C.'s" or "pre-checked" plans, that conform to structural and seismic safety specifications adopted by the California Department of State Architects ("DSA"). The DSA regulates all California school construction on public land and the DSA's standards are considered to be more rigorous than the standards that typically regulate other classes of commercial portable structures.

Modular classrooms have increased in popularity with school facility planners looking to increase classroom capacity for a number of reasons, including the fact that they cost significantly less to build and can be built and put in place in much less time than traditional "brick and mortar" built school facilities. Other factors that have contributed to the rise in popularity of re-locatable modular classrooms is the fact that they are considered personal property versus real property and therefore can be financed out of a district's operating budget as well as their capital budget. In light of these benefits, the California legislature set up guidelines that specify, with certain exceptions, that at least 20% of all classroom space within a district be comprised of re-locatable modular classrooms.

In addition to building re-locatable modular classrooms, the company designs, manufactures and markets a line of modular re-locatable structures for use as offices, temporary construction facilities, medical facilities and telecommunications equipment bunkers. These structures are designed and manufactured to conform to Department of Housing specifications.

(b)  Industry Overview.

Commercial re-locatable modular buildings are defined as non-residential factory built structures generally designed to meet or exceed federal, state and local building specifications. Based on a survey conducted by the Modular Building Institute, the commercial mobile office and modular industry as a whole (including all manufacturers, dealers, and suppliers) produced an estimated total aggregate revenue figure of approximately $4.85 billion during 1998. The use of modular re-locatable structures for commercial applications emerged as a distinct segment of the traditional method of construction methods shortly after the end of World War II. Early producers of modular buildings modeled their structures after the mobile command centers in use during the war that could be moved quickly and efficiently from location to location. Since that time, the added flexibility that this mobile or re-locatable feature provides for has broadened the use of modular buildings to include: classrooms, medical/surgical facilities, bank offices, rental car offices, daycare centers as well as a wide variety of industrial and commercial building applications.

By combining the cost savings of factory controlled manufacturing methods with the advantages and flexibility of re-locatable modular structures, the industry has developed a process whereby a quality, cost-efficient product can be delivered in a timely manner that is adaptable to a wide variety of building applications.

The commercial modular building industry is made up of three primary participants: independent manufacturers, integrated manufacturers, and dealers. Independent manufacturers generally supply factory built structures to independent third-party industry dealers that transact the sale or lease directly with the customer. Integrated manufacturers on the other hand deal directly with the end-user and perform sales and marketing functions in-house by maintaining an active sales presence in the field.

Over the last decade, school enrollments in California have grown as a direct result of both increased births and the influx of net immigrations. The California Department of Finance estimates that the public school K-12 population of California will further increase by an estimated 5% from 1999 to the year 2009. This increase in California's K-12 student population has put considerable pressure on the states existing public and private school facilities infrastructure and in many cases the build-out of additional adequate school facilities has not kept pace with this growth. This situation has led to a condition of overcrowding in many California school districts with the net result being class sizes reaching 30 or more students per
classroom, making California schools   some of the most crowded
in the nation in terms of students per classroom.. This ratio is in sharp contrast to a national average of approximately 17 students per class. As state budget deficits have lessened in recent years, additional funds have been allocated to the building of additional classrooms in a concerted effort to reduce class size of California schools to a targeted ratio below 20 students per teacher. Contributing to the shortage of school classrooms, due to growth issues, has been a general shift in population demographics. Student enrollments are shrinking in older, more established residential areas that typically utilize permanent site-built construction, resulting in excess and under-utilized classroom capacity, while in neighboring, newer residential areas, high growth rates of school aged children have created acute shortages of school classrooms and infrastructure. The state-wide educational systems ability to add new classroom capacity to satisfy the needs of California's growing and shifting student demographics are contingent upon three primary factors. The collection and distribution of state tax revenues, capital allocations of state funding for educational concerns governed by existing fiscal budgetary policy, and the passing of state and local bond initiatives by the general electorate earmarked for the construction, updating, and maintenance of state school facilities. One of the primary methods of financing classroom construction in the past was greatly reduced in 1978 with the passing of Proposition 13, a measure that rolled back property taxes. At that time, property taxes were one of the primary sources of financing new and existing school growth plans. After the passing of Proposition 13, schools were forced to actively pursue alternative funding sources for the construction of new school capacity. These efforts were best served by the passing of several key legislative statutes.

In 1976 California adopted a measure that, with certain exceptions, at least 30% of all classrooms added using state funds must be re-locatable structures. This measure helped school systems to adopt a more flexible classroom infrastructure plan that could be better adapted to changing demographic requirements as their student populations grew. In 1979, the California legislature allocated additional state funding to schools for the purchase and leasing of re-locatable modular structures. In the early 1990's, funding sources for classroom expansion failed to keep pace with the demand caused by rising student enrollments and class-size again became an issue. This situation created a down cycle in the modular industry with statewide sales experiencing declines. In the latter half of the decade, state budget factors turned around and once again capital became available from the state for the addition of additional classroom space.

To alleviate overcrowding, the California legislature in 1996 appropriated funds from the operating budget to build additional classrooms in a concerted effort to reduce the number of students per teacher, especially in the primary grades K through 5, to a target ratio of under 20. This collective group of measures came to be known as the "Class Size Reduction Program." During the 1996-1997 school year, the state spent approximately $820 million on this program. Approximately $200 million of the funds were spent directly on re-locatable modular classrooms. During the 1997-1998 school year, the state followed up the initial funding with an additional $1.5 billion targeted for school facility upgrades and general operating budgets for the educational system. In November of 1998, public voters approved a sweeping $9.2 billion measure, Proposition 1A, which provided for additional school facility construction, facility upgrading, teaching staff, and curriculum. With the passage of this bond measure, classroom space once again became a major issue. The public school system intended to create a better learning environment for the students through the addition of extra classrooms.

In the formula for class size reduction, state administrators earmarked money for the purchase of modular classrooms for each school district that identified the need and presented a proposal to the state. Once approved, the state sends $35,000 per class to the individual school district for the purchase of each modular classroom. A 1976 State adopted Senate Bill (SB50) mandated at least 30% of all new classroom space added using State funds must be re-locatable unless re-locatable classrooms are not available, or, the terrain of the school property being utilized would make the use of re-locatable classrooms impracticable. Proposition 1A, coupled with Senate Bill SB50, has increased the demand for re-locatable modular classrooms as a material percentage of these funds have been allocated for both the purchase and lease of re-locatable modular classroom in an effort to further advance the Class Size Reduction Program. Due to the fact that classroom staffing and curriculum development must be considered within the scope of bond measure funding, it is difficult to ascertain precisely the amount of funding these bond measures will allow school districts to utilize toward modular classroom acquisitions. These bond measures funds, nonetheless, provide school districts with a budgetary allowance to comply with classroom size reduction.

Many of the school districts located within larger cities of the state are experiencing space restrictions for expansion. The State regulates the amount of open land required in each school based on the number of students enrolled. Many of the more crowded schools have reached, or are about to reach, their maximum land-to-building use ratio. In order for these schools to add modular classrooms and conserve their land use, they are being forced to build compliant multi-story structures. The company is currently attempting to obtain DSA approval for a clustered modular building that would comprise eight to ten classrooms in a multi-story configuration.

(c)  Re-Locatable  Modular Classrooms.

The company designs, builds and markets re-locatable modular classrooms to conform to specifications adopted and administered by the California Department of State's Architects . These specifications are generally more stringent than the building codes that apply to other types of commercial portable structures and must be compliant with existing fire, seismic and handicapped accessibility requirements.

Majestic Modular builds an assortment of re-locatable modular structures for the California education industry consisting of classrooms, administrative office structures and restroom facilities as well as additional special use buildings. These structures vary in overall size but normally consist of a number of standard sized units measuring 12' x 40' in size. These standard sized units are commonly referred to in the industry as "floors", and are built to this size so that they may be easily transported from the factory to the end-use site by an eighteen-wheel flatbed tractor-trailer. The most common type of structure built by the company consists of two of these floors assembled together at the end-user's site to complete a 24' x 40' re-locatable classroom totaling 960 square feet. Larger structures are typically designed and built by using additional 12' x 40' (or similarly sized) building sections. These standard sized classrooms are normally supplied to the end-user with a minimum amount of finished interior features. Standard appointments for the company's re-locatable classrooms consist of carpeting and student access ramps. In some cases, interior walls and or built-in cabinetry can be specified and completed at the factory level.

The typical price range for standard 24' x 40' classroom manufactured by the company is between $25,000 and $35,000, before ramps, carpeting, interior walls or cabinetry. Custom classrooms supplied by the company can range anywhere from $40,000 to $80,000 or more, depending on the finished size and number of custom features specified by the end-user.

The standard type of re-locatable classroom structure manufactured by Majestic Modular consists of a welded box-steel perimeter frame with steel floor joists of "perlins" welded in place to complete the structural sub-floor. The finished floor and walls are constructed with materials typically utilized in site-built construction. The interior and exterior finished surfaces can be varied based on customer specifications and can consist of a variety of wood, aluminum and other specified exterior materials such as brick or stone facing, etc. Building features such as electrical wiring, heating and air conditioning, plumbing, ceiling acoustics and floor coverings are installed and/or completed at the factory level before the buildings are prepared for final delivery. The company generally does not participate in the delivery, site preparation and set-up of its re-locatable modular structures, choosing instead to employ the services of third-party sub-contractors that perform these services on a regular day-to-day basis.

In general, re-locatable modular classrooms cost significantly less and take much less time to construct and install than conventional site-built school facilities. Currently, modular classroom space costs roughly $35 per square foot, versus roughly $125 per square foot for traditional site-built, non re-locatable classroom construction. Also, their use permits a school district to relocate the units as student enrollments shift.
Most importantly, the company's modular products provide added flexibility to school districts: modular classrooms are considered personal property, and therefore can be financed out of a district's operating budget rather than by bond facility only. Although there can be no assurance, the company believes these factors will continue to contribute to the demand for re-locatable modular classrooms.

Majestic Modular's production output for 1998 was 35 units built and 12 units sold, in 1999 there were 80 units built and 54 units sold. At present, the company's modular production capacity is capable of one (1) standard 24' x 40' unit per day, giving it an annual production capacity of 250 units per year. The company also plans on adding at least one additional manufacturing facility the near future to increase its current output capacity. The company believes that this growth strategy is warranted in order to gain the sufficient market share required to ensure stability and profit margins for the long term.

(d)  Sales and Marketing.

Within the modular construction industry, Majestic Modular is considered to be an "integrated manufacturer". This characterization is based on the fact that the company employs and maintains an in-house sales and marketing staff to generate sales of modular structures. The sales and marketing staff of Majestic Modular works with both industry "dealers", (agents that lease classrooms to end-users), and ultimate end-users in order to increase business for its manufacturing unit. The company's customers generally purchase re-locatable modular structures for use within the State of California. The sales team of Majestic Modular has concentrated their marketing efforts into three distinct geographic regions or territories, which are comprised of Northern California, Central California and Southern California. In addition to maintaining existing and/or repeat customers, each sales associate calls on prospective customers in the field in an effort to expand the company's customer base.

The re-locatable modular structures industry is a highly competitive field. The company competes for customer orders based on price, product quality, availability, delivery terms and reliability. During the preparation of a quotation, the marketing staff assists the customer in adhering to current modular construction code specifications. The company maintains a set of "pre-checked" or pre-authorized building plans that conform to Department of State's Architects stringent specifications for re-locatable modular classrooms. These standard plans ("PC's or "Pre-Checks") generally provide for the basic architecture of most buildings ordered from the company. In some cases, a previously awarded order for modular classrooms for a particular school district can remain open. This situation is known in the industry as a "piggy-back bid" and it allows other school districts to order this specific class of building directly from the manufacturer without entering into a new bidding process. When modular classrooms are specified by the customer that fall outside the design parameters of standard PC's, the company employs both in-house as well as contract engineering services to complete the necessary design adjustments in order to complete the job.

Majestic Modular has approached marketing of its modular structures in a common-sense, long-term fashion. The company developed or obtained architectural plans that are or have been previously approved, obtained contracts with school districts for long-term orders, hired personnel with modular construction experience, and negotiated favorable terms with suppliers of construction materials and components that the company believes are favorable. In addition, the company is designing a new multiple story clustered modular classroom structure for Department of State's Architects review.

The goal of the marketing effort is to gain additional market share through a concentrated campaign of: direct contact with customers using in-house marketing representatives, a high visibility presence at modular industry trade shows, open bids, and print advertisements carefully placed in industry trade periodicals. Management believes that this comprehensive marketing plan will help establish Majestic Modular as a leader in the construction of quality modular structures.

(e)  Competition.

There are approximately 19 companies currently building modular structures in California. The largest of these companies, Modtech, Inc., operates from multiple facilities located in Lathrop and Perris, California. Other primary competitors in California for modular structures include American Modular Systems and Design Mobile Systems. Outside of California, the company's competitors include a number of publicly traded companies currently manufacturing pre-fabricated modular structures, and pre-fabricated housing. This industry group includes; Miller Business Systems (MBSI NASD), Nobility Homes (HOBH NASD), Cavalier Homes (CAV NYSE), Palm Harbor Homes (PHHM
NASD) and Clayton Homes (CMH NYSE). All of these competitors have capital and other resources greater than the company and could adversely impact the company's marketing plans.

Majestic Transportation Products Ltd.

(a)  Industry Overview.

In the U.S., approximately 440,000 school buses transport daily approximately 24,000,000 students to and from school. Less than 20% of these buses are outfitted with any type of occupant safety restraint. Currently, no federal legislation exists that requires restraints to be installed on these buses. This lack of regulation at the federal level has prompted five separate states: New York, New Jersey, Florida, Louisiana and California, to adopt their own legislation regarding the installation of occupant restraints on school buses, three of which have just passed laws in 1999 (California, Florida & Louisiana); over 20 additional states have planned or have pending legislation. During the past five years, New York and New Jersey have mandated two-point lap belts to be installed in all new school buses, and as a result more than 80% of the school buses in these two states now have seat belts. Although the laws in New York and New Jersey require the belts to be installed, there is no law mandating that the students must wear them. While questioning officials from these areas, it was stated that the percentage of students voluntarily buckling up was well below 50%.

The main reason existing school bus fleets do not utilize restraints is due to a seat design implemented several years ago called "compartmentalization". In 1977, the Federal Motor Vehicle Safety Standards mandated the use of a seat design which raised the height of the seat back and allowed the seat back to "flex" in the event an occupant was thrown into the seat back during a crash. This new seat design provided a compartment area for seated passengers resulting in reduced chances of serious injury in the event of a crash. Although compartmentalization does provide increased safety to passengers, it has been determined after evaluating many school bus accidents; passengers can still be ejected from their seats during a bus crash.

Over the past several years, the concern for school bus restraints has raised enough attention that two states, New York and New Jersey, currently mandate passenger restraints in all buses in their fleets. Three states, Florida, Louisiana and California, recently passed legislation requiring seat restraints in new, and in some cases both new and existing buses effective in 2001. As of January 2000, there are 25 states with pending legislation for seat type restraints to be implemented this decade. Most of the states with pending legislation have not specifically determined the type of seat restraint that will be mandated due to the controversy over what type of restraint is considered best for school bus applications.

After studying various school bus crashes during the past twenty years, transportation officials and state legislators continue to debate which type restraint is best; lap belt, 3-point harness type restraint, or new designs like the SAFE-T-BART. While the governing bodies continue their discussions on the type of restraint, most officials throughout the education and transportation industry concur; the issue of seat restraints in school buses is not going away. The school bus transportation industry predicts, by the year 2005, at least 37 states will have mandates requiring schools to provide seat restraints in their bus fleet.

Parents have played an active role in raising the concern for student bus safety. Each time the media reports a school bus accident, parents become more concerned that the next time it may involve one of their children. This parental concern and awareness has triggered the initiative for lawmakers to take a more active role in the implementation of school bus safety restraints.

Majestic Transportation Products, Ltd. offers a new approach to school bus passenger safety. The product is called the SAFE-T-BART - a padded horizontal bar which rests above the lap of passengers similar to lap bars on roller coasters. The bar operates on a simple, but effective design, employing inertia to lock a mechanism similar to the locking mechanism in an automobile seat belt retractor. In the event of a sudden stop, crash or roll-over, the bar automatically locks in place, resulting in passengers staying within their seating (compartment) area. The mission behind the design of the SAFE-T-BART is too keep the passengers in their seating area during a bus crash, roll-over or other unforeseen mishap.

Documented case history reveals that schools who have utilized seat belts experienced less than a 15% usage rate. Bus drivers try their best to enforce the seat belt policy, however, once the driver sits behind the wheel of the bus; they have no means of effectively enforcing that students are staying buckled-up. Implementation of the SAFE-T-BART eliminates the need for bus drivers to enforce any restraint policies. It's a passive device in the sense the passenger doesn't have to do anything to make it function. SAFE-T-BART provides virtually a 100% usage rate since the seat occupant has no choice but to use the bar. SAFE-T-BART appears to cause passengers to sit in a more controlled manner facing forward, thus, reducing driver distractions.

Majestic Transportation has completed and passed the full complement of testing required under the Federal Motor Vehicle Safety Standards by a federally approved testing lab in Adelanto, California, and is ready for installation in existing school bus fleets throughout the U.S. SAFE-T-BART is maintenance free and can be conveniently installed by factory trained personnel at the school transportation yard site. It can be installed on any type of school bus manufactured after 1977.

(b)  Products.

(1)  SAFE-T-BART.

The SAFE-T-BART is a heavily padded lap bar style restraint, similar to the restraints commonly found on amusement park rides. The purpose of the SAFE-T-BART is to hold an occupant within the padded seating area during an accident. Many of the 13,000 children hurt each year on school buses are ejected from this padded seating area, resulting in serious injuries. The SAFE-T-BAR's patent pending locking mechanism is hidden within the seat back and operates on the same principal as standard seat belt retractors common to almost every car on the road today. During sudden stops, collision, rollover etc., a small weighted pendulum swings and engages a latch, locking the SAFE-T-BART in the down position, controlling and restraining the passenger within the padded seating area.

The SAFE-T-BART has been carefully designed to fit all standard school bus seats post 1997, as well as being fitted as original equipment at the various school bus manufacturers. The SAFE-T-BART mounts on the seat back and is designed to bend the seat during a collision therefore absorbing impact energy. The SAFE-T-BART is also padded with over 10 pounds of Urethane foam adding in the ability to absorb impact energy. Evacuation of the school bus in the event of an emergency is very quick as the SAFE-T-BART's unique locking mechanism is designed to release once the bus comes to rest; occupants can then lift the bar and quickly move to the exit.

Installation time of the SAFE-T-BART is approximately 30 minutes per seat and is performed by Majestic Transportation to ensure proper fit and function. The bar is designed to last the life of the school bus (usually 12 years) with critical internal components being heat-treated to provide superior strength and durability. Replacement of just the bar alone is done in less than 10 minutes.

(2)  SAFE-T-SEATT.

Majestic Transportation is in the process of developing a new seat design for school buses, officially labeled the "SAFE-T-SEATT" restraint system. The SAFE-T-SEATT system was conceived to increase the effectiveness of the SAFE-T-BART by designing a school bus seat that would perform more efficiently with the SAFE-T-BART during a crash. The current school bus seat was designed in the early 1970's and federal standards were set at that time. Since then, a great deal of Federal and private crash testing has been done relating to school buses and Majestic Transportation has used this information in the development of the SAFE-T-SEATT occupant restraint seat system.

The main advantage of the SAFE-T-SEATT system is that the upper portion of the seat back is designed to better absorb the impact of the head and upper torso. The upper frame is made from an aluminum tube bent in such a manner to crush if either a vertical or a lateral load is applied. The attachment points for the SAFE-T-BART are designed to allow the horizontal portion of the bar to be free to ride down lower in the abdominal area during a crash.
 In addition, the SAFE-T-SEATT system allows for the bar lock assemblies to be mounted in the center of the seat frame, eliminating the need for the "knee pads" normally required for retrofit of the SAFE-T-BART on existing school bus seats. Additional padding on the seat cushion and seat back will also be an integral part of the new system.

It is anticipated that the SAFE-T-SEATT system will be primarily installed on new school buses at the point of manufacture. Majestic will either supply the manufacturer with the SAFE-T-SEATT system or license the manufacturer to produce their own. The additional cost to produce a SAFE-T-SEATT (less the SAFE-T-
BART) will be no more than 50% above today's cost to produce a standard school bus seat. The company envisions that the SAFE-T-SEATT will enhance occupant safety in school buses and hopes to commence the marketing of SAFE-T-SEATT devices in the year 2000.

(3)  SAFE-T-GUARDT.

The SAFE-T-GUARDT was developed with the knowledge that there are many fatalities outside of the school bus, in the loading and unloading zone. The typical scenario is that as a child exits the bus and remains close to the bus as it is departing the stop area, a child may trip or fall in the path of the bus's tires.

The task became to develop a "guard" to hang in front of the rear tires that would "scoop" a child out and away from the tires if he or she fell under the bus. An additional technical requirement was to enable this same guard to ride up and over a curb without being damaged or ripped off the bus. These requirements and others led to the SAFE-T-GUARDT, a unique system that incorporates a hanging flap much like a mud flap on a tractor trailer only it hangs on the front side of the rear tires. At the bottom of the "flap" is a hard plastic scoop with two rollers mounted to the backside between the "flap" and the "tire". This entire assembly hangs to within two inches of the ground. If the SAFE-T-GUARDT encounters any object up to 500 pounds it will remain in place and the roller object will roll until it moves out of the path of the tires. If it encounters an immovable object such as a curb or edge of a pothole for example, the roller wheels will contact the bus tires and the SAFE-T-GUARDT will "roll up" and over the obstacle.

The SAFE-T-GUARDT is designed to retrofit to any of the existing 440,000 school buses on the road today. The installation time is approximately one to two hours per bus. It is anticipated that new buses will also be fitted with the SAFE-T-GUARDT at the point of production.

(c)  General.

Majestic Transportation owns the exclusive manufacturing and marketing rights for the SAFE-T-BART. The company's management believes it has the potential to become a preferred solution for on-board school bus passenger restraint systems. The general product design closely approximates the type of lap bar safety restraint systems commonly found on high velocity amusement park rides. Majestic Transportation plans to produce and currently is marketing the product to school bus manufacturers and operators nationwide, including governmental agencies and school systems.

As of March 3, 1999 the SAFE-T-BART completed and passed the full complement of testing required under Federal Motor Vehicle Safety Standards 222 & 302 and is ready for market roll-out. The test results were delivered to the company in a comprehensive fifty-page report rendered by KARCO Engineering, a Federally approved collision testing facility located in Adelanto, California. Now that all federal compliance testing milestones for the SAFE-T-BART school bus passenger restraint have been met, the company is moving quickly into the Pilot Program stage of this new product on a state by state basis. The marketing department of Majestic Transportation has discussed or is currently discussing with transportation officials and/or legislators in the States of Minnesota, New Jersey, Delaware, Florida, Illinois, Tennessee, New Mexico and New York that have requested information about the SAFE-T-BART passenger restraint system.

Majestic Transportation conducted its first pilot program with the Oceanside (California)Unified School District and recently completed the program on August 24, 1999. The program received high marks from the Transportation Staff as well as the many bus drivers who drove the SAFE-T-BART outfitted bus. The company has not sold any SAFE-T-BART's to date but has one existing orders to install SAFE-T-BART's.

The SAFE-T-BART is a passive restraint in that it has a nearly 100% usage rate. The design requires the occupant to lift, sit and allow the bar to rest down in place and requires virtually no attention from the driver. SAFE-T-BART is patent pending and has been designed to lock in the down position during a collision, thus holding the occupant within the padded seating area. The cost to retrofit a school bus with the SAFE-T-BART is less than the cost to add seat belts, as the SAFE-T-BART does not require the seat to be changed. At the point of manufacture, the SAFE-T-BART cost is approximately the same as that of a lap-shoulder belt restraint although a lap-shoulder belt system reduces the typical three position seat to a two position seat. This results in the need to purchase additional buses and adds an additional financial burden.

With of an average of 22 seats per school bus, this represents a potential market for 9.7 million restraints. Analysts predict the growth of the industry to continue at around 2% to 4% per year. (Industry statistics source: School Bus Fleet Magazine Annual Fact Book 1999).

(d)  Sales And Marketing.

To date, sales and marketing efforts have been concentrated in the Southern California region, focusing on the public school market. Plans are currently underway to commence penetration into public schools in other states.

Sales and marketing efforts are conducted by the Vice President of Sales & Marketing in conjunction with the VP of Engineering. Sales calls are most effectively performed by visiting school transportation yards with a school bus owned by Majestic Transportation outfitted with the SAFE-T-BART. Prospective customers, including school transportation officials, bus drivers, administrators, board members, etc. can sit in seats representing various seat manufacturers and experience the SAFE-T-BART first hand. This sales approach permits interested prospects to thoroughly evaluate the product and raise any questions they may have regarding the bar's functionality, varying bus applications and other questions relating to passenger safety. Demonstrating the SAFE-T-BART in a real bus application has more impact to the prospective customer than demonstrating the bar with installed on a stand-alone seat.

Majestic Transportation is scheduled to participate in three major school bus transportation industry trade shows before the end of 2000. These trade shows draw the attendance of several thousand pertinent decision makers within the education industry including prominent representatives from the Parent Teachers Association.

The company's focus for the remainder of 2000 will be to increase public awareness of the SAFE-T-BART through industry conferences along with demonstrating the product to both the public and private school sector. Also, the company will continue to secure the support and endorsement of the SAFE-T-BART through appropriate government officials who believe passenger safety in school buses is an important issue that needs continued attention.

(e)  Market.

The current market breakdown is as follows:

Private and public schools who possess their own bus fleet

School bus contractors

New bus manufacturers

Existing market size (existing bus fleets only):

# of existing buses in U.S. market:    440,000

Average seat capacity per bus:              22

Potential SAFE-T-BART installations: 9,700,000

Cost per seat installation:            $229.00

Potential revenue:                   $2.2 billion (approximate)

Note: The potential market projection for "new" school buses is 48,000 annually. At a cost to the manufacturer of $159.00 per SAFE-T-BART, the overall annual revenue potential is approximately $150,000,000.

(f)  Competition.

(1)  SAFE-T-BART.

Currently, to the knowledge of the company's management there are no other bar type restraints on the market for school buses. The only known competition to the SAFE-T-BART presently on the market is a lap belt style seat belt system commonly found in smaller style school buses and on older cars. A three-point seat belt system (lap & shoulder) is not currently available due to conflicts in Federal standards, engineering and design criteria related to school bus seats. Lap style seat belts have been tried in New Jersey and in New York for the last 5 years on the larger style school buses. It has been estimated that only about 15% of the students riding on the school buses outfitted with these belts are buckling them up for the ride to or from school.
 In comparison, the SAFE-T-BART is a passive restraint system that is designed for a virtual 100% use rate. In addition, it is commonly reported by school bus operators that the children that choose not to wear the seat belts during the ride will often use the belts in a manner for which they were not designed, i.e. as a weapon by swinging the buckle, tying the belts in knots or picking apart the latch mechanism. By comparison, the SAFE-T-BART has only one exposed moving part, the bar, and cannot be manipulated by occupants.

(2)  SAFE-T-SEATT.

The SAFE-T-SEATT is a unique arrangement of a seat with a built-in restraint system. Again, the only competition to this would be a three-point seat belt system that is currently not available for school buses due to engineering conflicts with Federal standards. If a three point system were available, it would reduce the seating capacity of a school bus by 1/3. In addition, seat backs would be much higher (children would be out of view of the driver and along with the normal use problems of a two point system, a three point system requires the children to adjust the shoulder harness each time they sit down. This further reduces the likelihood that they will buckle-up.

(3)  SAFE-T-GUARDT.

There is currently no known competition in the school bus market for a guard system for the front side of the tires.

(g)  Regulation.

(1)  SAFE-T-BART & SAFE-T-SEATT.

Standards for school buses are set by the Federal government and come under the Code of Federal Regulations . Under the Code of Federal Regulations are the Federal Motor Vehicle Safety Standards ("FMVSS") and two standards within FMVSS that apply to the SAFE-T-BART, FMVSS 222 & FMVSS 302. FMVSS 222 pertains to school bus seat strength and FMVSS 302 relates to vehicle interior materials burn rates. Majestic Transportation contracted with one of the west coast's largest federally approved FMVSS compliance testing facility in Adelanto, California. Karco Engineering was supplied with all the different school bus seats currently available, this included BlueBird, Thomas Bus, Amtran and Carpenter. Each of these seats were fitted with a SAFE-T-BART and each were run through the very specific procedures of testing as prescribed by FMVSS 222. This series of tests included:

Forward loading of the seat to determine seat frame deflection with a 2200 pound load

Aft loading to determine deflection

Head impact using a high velocity ram

Knee impact using a high velocity ram also.

At the end of this testing, Karco Engineering issued Majestic Transportation a 78 page report and the report indicated that the SAFE-T-BART had passed all the requirements of FMVSS 222 on the first try. FMVSS 302 was conducted by US Testing Labs in Los Angeles, California. A sample section of the SAFE-T-BART was used in a controlled burn to determine if the self-skinning urethane foam would self extinguish per the requirements of the test. US Testing Labs issued a written report indicating that the SAFE-T-BART had met FMVSS 302 standard on the first try.

Although all equipment produced relating to school buses must meet Federal Motor Vehicle Standards it is up to each state individually to decide the optional equipment it would like on its buses, i.e. flashing lights & signs, restraints etc. New Jersey and New York have had laws requiring restraints on all school buses for the last 5 years. Florida, Louisiana and California passed laws last year requiring that all new school buses purchased beginning within the next 1 to 2 years must be equipped with occupant restraints. It is expected that during the 2000 legislative session, an additional 30 states will have pending legislation requiring occupant restraints on school buses.

(2)  SAFE-T-GUARDT.

There are no existing Federal or State regulations pertaining to guards that hang in front of the tires. The only known requirement is that the SAFE-T-GUARDT must not protrude beyond the side bodywork of the bus.

(h)  Manufacturing.

(1)  SAFE-T-BART.

The SAFE-T-BART is currently produced using five subcontractors in California, Nevada and Mexico. The "self-skinning urethane foam" process for the bar and knee pads is done at Universal Urethane in North Las Vegas, NV. Universal Urethane is one of the largest independent suppliers of molded foam products in the US today, with an annual output of over one million pounds of material. Purpose built aluminum molds were produced at Universal Urethane specifically for the SAFE-T-BART. The steel tube portion of the bar is produced in Mexico. The Mexican subcontractor is a large supplier of steel tube furniture, with 90% of the final product for export into the US. They are equipped with multiple automatic tube forming machines and presses for forming the two ends of the bar. This bar, produced in Mexico, is shipped directly to Universal Urethane to be covered in the molded foam. The remaining metal and plate components are produced in San Diego by Jiffy Machine and MetalTek. Critical Internal locking components are heat treated for maximum strength and durability. Final components are acid-etched, cleaned and yellow zinc-plated for corrosion protection.

A San Diego based cardboard box manufacturer is used and produces a custom-made shipping box for the SAFE-T-BART. The box holds two complete bar assemblies and 20 of these boxes can be arranged on a pallet and shrink-wrapped for bulk shipping or containerizing.

At the appropriate level of production, a shift will be made to use an automotive components manufacturer in Taipei, Taiwan. Golden Legion automotive, Taipei, is an ISO 9000 automotive component manufacturer with 90% of production for export. Golden Legion is a supplier to both Ford and Honda of Asia. Representatives from Majestic Transportation have already inspected Golden Legions facilities in Taipei and completed the first go-around of technology transfer. Start-up with Taiwan would be phased in over a six-month period.

The product, as shipped from Taiwan, would be received at Long
Beach in Sea-Land containers and warehoused and distributed from Long Beach using a contract service. Import duty on bus components is 1.75%. Shipping costs from Taiwan to Long Beach are about 2%.

(2)  SAFE-T-SEATT & SAFE-T-GUARDT.

The SAFE-T-SEATT and SAFE-T-GUARDT are both currently under development but will use the same approximate suppliers as the SAFE-T-BART. The SAFE-T-SEATT will require an additional supplier of vinyl seat covering material and urethane sponge rubber - both expected to be sourced in San Diego. The SAFE-T-GUARDT will require additional cast urethane for the lower edge of the guard. In addition, caster wheels will also be needed, but will be purchased as an individual item and bolted to the final product. Both products are excellent candidates for production in Taiwan given predetermined production levels.

Majestic Financial, Ltd.

With the placement of its first single unit operational lease, Majestic Financial, Ltd. began operations in December of 1998. Its primary mission is to supply modular classrooms for lease to school districts. This is accomplished by directly providing modular classrooms for lease, or, through the acquisition of existing leased fleets from small to medium size entities. The focus is to establish an asset base that will continuously provide a turnover of revenue from the renewal of existing leases. Majestic Financial, Ltd.'s plan of operation includes providing schools that have limited budgetary resources the ability to obtain much needed classroom space under affordable lease terms.

Employees.

As of July 14, 2000, the company had fifty-two employees, none of whom have entered into an employment agreement with the company, other than: the company's President and Chief Executive Officer, Francis Zubrowski, the company's Controller & Secretary, Alex Tovar, and the company's Vice President of Investor Relations, Clayton Chase. The company has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The company considers relations with its employees to be good.

               MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the company's Consolidated Financial Statements and Notes thereto, included elsewhere within this Form 10-QSB.

Results of Operations.

(a)  Three Months Ended March 31, 2000 and 1999.

(1) Net Sales. Net sales for the three months ended March 31, 2000 were $63,241, a ninety-five percent decrease from $1,290,046 for the same period in 1999. The modular division accounted for $53,056 of the first quarter sales in 2000, and, for $1,286,613 in for the same period in 1999. This decrease can be attributed to the modular division's completion and recognition of $873,000 of Work-In-Progress in the first quarter of 1999. At quarter end March 31, 2000, the modular division had $766,107 in work-in-progress. Lease sales accounted for $10,038 as of March 31, 2000 compared to $3,433 for the same period in 1999. This was a result of the lease fleet acquired in the first quarter of 1999.

(2) Cost of Sales. Cost of sales decreased by ninety-six percent to $52,804 through March 31, 2000 from $1,278,500 in the same period 1999. Once again, the decrease can be attributed primarily to sales and cost recognition of $873,000 worth of Work-In-Progress for the same period in 1999. Cost of sales was made up of the modular division operations that have been improved by the acquisition of manufacturing equipment such as, a panel roll-former and spray-booth.

(3) Research and Development. Research and Development expenses decreased to $23,250 through the period March 2000 from $42,325 in the same period 1999. The decrease is the result of reduced consulting fees related to ongoing development projects.

(4) Selling and Marketing. Selling and marketing expenses decreased ninety percent from $19,885, for the period ending March 31, 1999, to $1,931, for the same period in 2000. This is a result of a reduction in corporate and modular selling and marketing expenses, as well as, scheduling of transportation selling and marketing activities after first quarter 2000.

(5) General and Administrative. General and administrative expenses decreased slightly from $1,159,062 for the period ending
March 31, 1999 to $1,132,934 for the same period in 2000.
General and administrative expenses consisted largely of corporate consulting fees of $663,000 paid in shares for the period ending March 31, 2000.

(6) Other Expenses. Other expenses for depreciation decreased from $17,475 for the period ending March 31, 1999 to $14,931 for the same period ending March 31, 2000. Interest expense increased nearly seven-fold from $3,450 for the period ending March 31, 1999 to $22,769 for the same period in 2000.
The marked increase is reflective of the company's acquisition of debt financing in 1999 and 2000.

(b)  Fiscal Years Ended December 31, 1999 And 1998.

(1) Net Sales. In fiscal year ending December 31, 1999, the company achieved annual sales of $2,289,620. Net sales in 1998 were $395,857. Sales in 1999 represent over a five and a half-
fold increase over 1998.   Ninety-nine percent of 1999 sales
originated from the company's modular division. Modular division sales fell short of management annual projections due to internal and external scheduling issues, as well as, the inadequate availability of working capital. However, prior to year-end 1999, the modular division had acquired an additional $3.5 million dollars in orders. The company has acquired cranes, a roll-former, and other equipment in order to assist the modular manufacturing process in completing future orders. The remaining one-percent of sales for 1999 was comprised of lease revenue from the company's lease division, which, in itself posted a ten-fold increase over 1998 lease revenues. The increase resulted from the addition of 13 modular units currently under lease to various school districts throughout central california. There were no sales posted in 1999 for the company's transportation division, which was is on the threshold of obtaining its first orders for its safety restraint known as the SAFE-T-BART.

(2) Cost of Sales. Cost of sales for the modular division totaled $2,234,812 in 1999. This is over a five and half-fold increase over 1998 costs of, $393,382. The unusually high cost-of-sales compared to revenues were impacted by inadequate bidding, ordering and manufacturing procedures. The modular division's effort to establish accurate estimating and bidding techniques are crucial in projecting adequate sales pricing. Material cost also affected total costs since the modular division had to pay premium pricing due to small volume ordering. The company's leasing division costs in association with the lease fleet in acquired in 1999 were minimal and had no costs to compare in 1998 since it had commenced its operation in December of that year. There were no cost-of-sales in the transportation division.

(3) Research and Development. Research and development expenses in 1999 totaled, $190,430. This is in comparison to research and development expenses in 1998 of $191,687. The company's transportation division continues to be the only division with research and development expenses associated with the continual development of the safety restraint known as the SAFE-T-BART.

(4) Selling and Marketing. Selling and marketing expenses for 1999 were $251,806. This marked an increase of seventy-five percent from selling and marketing expenses in 1998 of $144,044. The company's corporate headquarters accounted for $163,641 of these expenses, $30,222 was within the modular division and the balance of $57,943 was a result of marketing within the transportation division. The company's corporate increase resulted primarily from the contracting of various public relations groups in 1999. Selling and marketing expenses for the modular division did not significantly increase over those of 1998. The company's transportation division increase is reflective of its continuing efforts to introduce its safety restraint, SAFE-T-BART, into the public school transportation market.

(5) General and Administrative. The company's general & administrative expenses in 1999 totaled, $3,539,276, a seventy-eight percent increase from 1998 expenses of, $1,987,527. A substantial portion of the general & administrative expenses, thirty-one percent or $1,092,787, resulted from consulting services involving management, legal, and public relations and investment advice. Salary expenses made up another twenty-nine percent, $1,034,455, of total general expenses. Total salary expenses were attributed as follows: $338,459 from corporate,
$592,648 from modular, and, $103,349 from transportation.   The
remaining balance of general expenses, $1,235,356, consisted of insurance, the addition of two new office locations, financing fees, licensing royalties in regards to the SAFE-T-BART, legal and professional, and other general overhead expenses.

(6) Other Expenses. Other expenses increased four-fold from $19,178, in 1998 to $83,403 in 1999. This was due to, a full year's depreciation and amortization schedule. Corporate depreciation amounted to $5,571 in 1999. Modular division depreciation and amortization expenses resulting from the acquisition of equipment such as, cranes, a roll-former, paint booth and new PC licenses for the modular division totaled, $57,349. The purchase and depreciation of 13 modular buildings for the company's leasing division also contributed to the total increase in depreciation, $14,621. Finally, the acquisition of a school bus by the transportation division accounted for depreciation expenses, $5,861, in 1999.

Liquidity And Capital Resources.

(a)  Three Months Ended March 31, 2000 and 1999.

As of March 31, 2000, the company had a working capital deficit of $ 811,909 compared to a deficit of $ 1,457,573 at December 31, 1999, an increase in working capital of $ 645,664. The increase in working capital was due to the company reducing its reliance on short term borrowings to meet current obligations during the first three months of 2000 as compared to the same period in 1999 and an increase in inventory and work-in-progress.

As a result of the company's operating losses during the three months ended March 31, 2000 and 1999, the company generated cash flow deficits of $662,136 in 2000 as compared to a deficit of $536,837 in 1999 from operating activities. The company met its cash requirements during the first three months of 2000 through loan proceeds of $1,614,820 from private sources.

While the company has raised capital to meet its working capital and financing needs in the past, additional financing is required in order to meet the company's current and projected cash flow deficits from operations. The company is seeking financing in the form of equity in order to provide the necessary working capital. The company currently has no commitments for financing. There are no assurances the company will be successful in raising the funds required.

The company has issued shares of its common stock from time to time in the past to satisfy certain obligations, and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the company.

(b)  Three Months Ended March 31, 2000 and 1999.

The company has largely financed its operations through private placements of common and preferred stock, raising net proceeds of approximately $2.5 million from sales of these securities. The company has raised $978,275 through a Section 504 offering in 1999. From December 31, 1997 through December 31, 1999, the company has invested approximately $726,951 (net of accumulated depreciation) in leasehold improvements, plant and office equipment to support its developmental, production and administrative activities. An additional $91,684 has been invested into licenses of trademarks and standard plans. The company anticipates no other material capital commitments in the near term future.

Cash flow used in the company's operations was $2,372,352 for December 31, 1999, and ($313,318) for the year ended December 31, 1998. Cash flow for operating activities in 1999 was primarily attributable to the company's net income (loss) of ($4,123,634), adjusted for depreciation of $83,403, common stock issued for services of $890,584, an increase of $740,736 in accounts payable and a decrease of $78,057 in accounts receivable. Cash flow for operating activities in 1998, $1660,313, was largely attributable to the company's net income (loss) of ($2,373,288), adjusted for depreciation of $19,178, common stock issued for services of $688,315, a write-down in a value of asset of $260,000, an increase of $219,860 in accounts payable, and in increase of $933,446 in customer deposits.

Cash flows used in investing activities for the year-ended December 31, 1999, was $413,633 and $313,318 for the year-ended 1998. In 1999 the company invested in the acquisition of overhead cranes, roll-former, paint-booth, school bus, and purchase of a thirteen-unit modular lease fleet. In 1998 the company invested $313,318 in one modular unit used for leasing, computers and office equipment, two forklifts, a heavy press, 8 welding units and a multitude of leasehold improvements.

Cash flow provided from financing activities was $2,608,396 during the year ended December 31, 1999 and cash flows used in financing activities during the year ended December 31, 1998 was $ 2,169,377. The principal source of financing in 1999 consisted of $1,256,121 in loans, and $1,352,275 in proceeds raised from the sale of common stock and private placements. The proceeds were largely utilized to finance the operations of the company. The principal use of funds in 1998 were also used primarily to fund the operations of the company.

The company's principal sources of liquidity are short and long term debt financing, of which $1,096,585 remains outstanding as of December 31, 1999. Other credit facilities of $1,250,000 for Majestic Modular Buildings, Ltd., and, $2,000,000 for Majestic Transportation Products, Ltd. were intended for working capital use, but subsequently became unavailable due to the fact that the lending source ceased operations and became inactive. Additionally, the company is negotiating a line of credit totaling $1 million dollars, of which $275,000 became available in the last quarter of 1999. The company continues to seek out additional facilities to fulfill its working capital needs throughout the year 2000.

The loss of Cal-American Building Company, Inc., as a major customer in 1999 did not materially affect Majestic Modular Buildings, Ltd., sales or market development. Majestic has focused the development of modular sales directly with end users, i.e., school districts or modular dealers, versus, subcontracting work from modular manufacturers.
Recent Accounting Pronouncements.

The company adopted Statement of Financial Accounting
Standards No. 131, "Disclosures about Segments of an Enterprise and Related information" ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the company's principal operating segment.

The company adopted Statement of Financial Accounting
Standards No. 132, "Employers' Disclosures about Pension and Other-Post Employment Benefits" (SFAS 132") in the year ended December 31, 1999. SFAS No. 132 establishes disclosure requirements regarding pension and post employment obligations. SFAS No. 132 does not effect the company as of December 31, 1999.

In March 1998, Statement of Position No. 98-1 was issued, which specifies the appropriate accounting for costs incurred to develop or obtain computer software for internal use. The new pronouncement provides guidance on which costs should be capitalized, and over what period such costs should be amortized and what disclosures should be made regarding such costs. This pronouncement is effective for fiscal years beginning after December 15, 1998, but earlier application is acceptable. Previously capitalized costs will not be adjusted. The company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement, and therefore believes that adoption will not have a material effect on financial condition or operating results.

In April 1998, Statement of Position No. 98-5 was issued which requires that companies expense defined previously capitalized start-up costs including organization costs and expense future start-up costs as incurred. Adoption of this statement does not have an effect on financial condition or operating results.

The company adopted Statement of Financial Standards No.
133, "Accounting for Derivative Instruments and for Hedging Activities" ("SFAS No. 133") in the year ended December 31, 1999. SFAS No. 133 requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item. SFAS No. 133's impact on the company's consolidated financial statements is not expected to be material as the company has not historically used derivative and hedge instruments.

Forward Looking Statements.

This prospectus contains "forward looking statements" within the meaning of Rule 175 under the Securities Act of 1933, as amended, and Rule 3b-6 under the Securities Act of 1934, as amended, including statements regarding, among other items, the company's business strategies, continued growth in the company's markets, projections, and anticipated trends in the company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the company's expectations and are subject to a number of risks and uncertainties, including but not limited to the risk factors as set forth in this prospectus. Many of these factors are beyond the company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will, in fact, occur. The company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents filed or to be filed by the company with the Securities and Exchange Commission.

                      DESCRIPTION OF PROPERTY

The company's principal executive and administrative offices are located in San Diego, California at 8880 Rio San Diego Drive, 8th Floor, San Diego, California 92108. The company leases these offices from HQ Global Workplaces (formerly: Mission Valley Business Center LLC) on an annually renewable lease basis at an approximate monthly rental rate of $5,000 on a one-year renewable lease basis. The company considers these offices to be adequate and suitable for its current needs.

The company's subsidiary, Majestic Modular Buildings, Ltd., leases property at 320 9th Street, Modesto, California from Berberian Farms Corporation at a monthly rental of $12,500.00 for a term scheduled to expire April 30, 2003. The monthly rental for this property will increase to $13,500.00 in December 1999, $14,500.00 in December, 2000, $15,000.00 in December 2001, and
$15,500.00 in December 2002. The company considers this property to be adequate and suitable for its current needs.

            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years, there have not been any transactions that have occurred between the company and its officers, directors, and five percent or greater shareholders, except as follows:

The company executed a promissory note in October, 1998, whereby the company agreed to pay the aggregate amount of $260,000.000 to Mei Wah Company, Inc., a California corporation, by December 31, 1999. The terms, rights, title and interest of the promissory note were restructured and assigned to Francis A. Zubrowski's wife, Gail E. Bostwick, on April 8, 1999. The company thereby received more favorable terms and conditions permitting payment over a period of seventy (70) months rather than maturing on December 31, 1999.

In May, 1999 the company obtained a $1,250,000 line of credit from a private lender for use in its modular operations in Modesto, California. The company had drawn a total of $186,680 in proceeds from this facility as of September 30, 1999, but was unable to draw further sums under the line of credit due to the fact that the lending source ceased operations. Subsequent to these events, Mr. Zubrowski liquidated the balance payable on the line of credit in a private transaction with an exchange of restricted stock he owned. The company thereupon agreed to repay to Mr. Zubrowski the amount of $186,680 that Mr. Zubrowski paid on the line of credit.

Certain of the officers and directors of the company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain conflicts of interest may arise between the company and its officers and directors. The company will attempt to resolve such conflicts of interest in favor of the company. The officers and directors of the company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the company's affairs. A shareholder may be able to institute legal action on behalf of the company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the company.

                  MARKET FOR COMMON EQUITY AND
                   RELATED STOCKHOLDER MATTERS

Market Information.

On July 22, 1998, the company's common stock began trading on the Over the Counter Bulletin Board under the symbol "SKTX." On January 5, 1999 the company's ticker symbol changed due to the change in the name of the company, and subsequent to that date trades on the Bulletin Board under the symbol "MJXC." The range of closing prices shown below is as reported by this market. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 2000

                                                   High       Low

Quarter Ended June 30, 2000                        0.28       0.11
Quarter Ended March 31, 2000                       0.45       0.20
Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended on December 31, 1999

                                                   High       Low

Quarter Ended December 31, 1999                    0.33       0.16
Quarter Ended September 30, 1999                   0.50       0.21
Quarter Ended June 30, 1999                        0.94       0.37
Quarter Ended March 31, 1999                       0.87       0.44

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended on December 31, 1998

                                                   High       Low

Quarter Ended December 31, 1998                    4.00       1.00
Quarter Ended September 30, 1998 *                 5.50       4.00

*  The company's common stock commenced trading on July 22, 1998

(b)  Holders of Common Equity.

As of July 1, 2000, there were 272 shareholders of record of the company's common stock.

(c)  Dividends.

The company has not declared or paid a cash dividend to stockholders since it became a "C" corporation. The board of directors presently intends to retain any earnings to finance company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the company's earnings, capital requirements and other factors.

                      EXECUTIVE COMPENSATION

The following table sets forth certain information relating to the compensation paid by the company during the last three (3) fiscal years to the company's Chief Executive Officer. No other executive officer of the company received total salary and bonus in excess of $100,000 during the fiscal years set forth (the information set forth relative to periods prior to the consummation of the merger of the Majestic Companies, Ltd., a Delaware corporation, into SKYTEX International in December, 1998, represents sums paid to Mr. Zubrowski by The Majestic Companies, Ltd., a Delaware corporation and prior to March, 1998 by Majestic Motor Car Company).

                   SUMMARY COMPENSATION TABLE

                     Annual compensation              Long-term
                                                     compensation
                                           Awards          Payouts
                                    Other           Securi           All
                                    Annual          ties             other
Name and                            compen Restrict under            compen
Principal   Year   Salary   Bonus   sation  stock   lying   LTIP     sation
Position                                    award   options payouts
                                                    SARs
                     ($)     ($)     ($)     ($)     (#)       ($)     ($)
    (a)      (b)     (c)     (d)     (e)     (f)     (g)       (h)     (i)

Francis
A. Zubrowski 1999  $180,000   0       0       0     250,000     0       0
CEO/Pres.    1998  $ 60,000   0       0    $18,000  500,000     0       0
             1997  $ 48,000   0       0    $18,000  250,000     0       0

                 OPTION/SAR GRANTS IN LAST FISCAL YEAR (1)

            Number of      Percent of total
            securities     options/SARS
            underlying     granted to          Exercise or
            options/SARs   employees in        base price    Expiration
Name        granted (#)    fiscal year         ($/Sh)           date
 (a)            (b)           (c)                 (d)           (eO

Francis
A.
Zubrowski    250,000         100%                $1.25       November 1,
CEO/Pres                                                        2001

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                    AND FY-END OPTION/SAR VALUES

            Shares acquired  Value       Number of           Value of
                             Realized    securities          unexercised
                               ($)       underlying          in-the-money
                                         Unexercised         options/SARs
                                         options/SARS        at FY-end ($)
                                         at FY-end(#)        Exercisable/
                                         Exercisable/        Unexercisable(2)
Name                                     Unexercisable
(a)               (b)         (c)            (d)                 (e)
Francis
A.
Zubrowski      390,909     $537,500       500,000               $0
CEO/Pre                                   Exercisable

(1)  For the fiscal year ended December 31, 1999.

(2) As of fiscal year end (December 31, 1999), none of the unexercised options are in-the-money.

Employment Contract.

On November 1, 1998, the company and its President and Chief Executive Officer, Francis A. Zubrowski, renewed and amended a five year employment agreement whereby the company paid Mr. Zubrowski an annual salary of $180,000 for 1999 and 10% increases in Mr. Zubrowski's salary per year for years 2000, 2001, 2002, and 2003. Under the Employment Agreement the company also granted Mr. Zubrowski non-statutory stock options for 250,000 shares of the company's common stock for each year of Mr. Zubrowski's employment. The exercise price for the stock option is $1.00 per share for year 1998, $1.25 per share for year 1999, $1.50 for year 2000, $1.75 for year 2001, and $2.00 for year 2002. The
Employment Agreement also grants Mr. Zubrowski $1,000 a month as an automobile allowance, $500.00 per month medical insurance allowance, and a term life insurance policy in the face amount of one million dollars ($1,000,000).

The company and Mr. Zubrowski have determined to cancel this contract. In consideration of this cancellation and the new agreement, the company has agreed to issue to Mr. Zubrowski a total of 9,000,000 shares of common stock, all of which are to be registered under this registration statement.

Other Compensation.

(a) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the company in the event of retirement at normal retirement date as there was no existing plan as of December 31, 1999 provided for or contributed to by the company.

(b) No remuneration is proposed to be paid in the future directly or indirectly by the company to any officer or director since there no existing plan as of December 31, 1999 which provides for such payment, including a stock option plan. The company subsequently on March 8, 2000 adopted a non-qualified Employee Stock Option Plan. Certain options have been granted under this plan to the officers and directors of the company, as shown on the chart of security ownership of officers and directors.

                       FINANCIAL STATEMENTS

                    THE MAJESTIC COMPANIES, LTD.
                     CONSOLIDATED BALANCE SHEET
                             (Unaudited)

                                                     March 31, 2000

ASSETS
Current Assets:
Cash and Equivalents                                   $    28,110
Accounts Receivable                                         69,181
Deposits and Other Prepaid Expenses                        142,520
Inventory, at Cost                                         850,147
   Total Current Assets                                  1,089,958

Property and Equipment: At cost
Less Accumulated Depreciation                              730,162
                                                            94,939
                                                           635,223
Other Assets:
Intangible Assets                                           71,143
Total Assets                                            $1,796,324

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities:
Current Maturities of Long Term Debt                    $  209,205
Accounts Payable and Accrued Liabilities                 1,385,960
Customer Deposits                                          306,703

Total Current Liabilities                                1,901,867

Long Term Debt, Less Current Maturities                    615,091

Stockholders' Equity:
Common Stock, Par Value, $0.001
31,974,070 shares issued and
outstanding at March 31, 2000                               31,974
Additional Paid-In Capital                               7,267,625
Accumulated Deficit                                     (8,020,233)
Shareholders' Equity                                      (720,634)
Total Liabilities and Equity                            $1,796,324

See Accompanying Notes to Unaudited Financial Statement

                     THE MAJESTIC COMPANIES
               CONSOLIDATED STATEMENTS OF OPERATIONS
                          (Unaudited)


                                         Three Months     Three Months
                                             Ended            Ended
                                        March 31, 2000  March 31, 1999

Net Sales                              $        63,241     $1,290,046
Cost of Goods Sold                              52,804      1,278,500
Gross Profit                                    10,437         11,546

Operating Expenses:
Research and Development                        23,530         42,325
Sales and Marketing                              1,931         19,885
General and Administrative                   1,132,934      1,159,062
Depreciation & Amortization                     14,931         17,475
Total Operating Costs                        1,173,326      1,238,747

Interest Expense                                22,769          3,450

Income Before Income Taxes                  (1,185,658)    (1,230,650)

Income Tax Expense                                   -              -

Net Income                                 $(1,185,658)   $(1,230,650)

Loss Per Common Share
(Basic and Diluted)                           $(0.04)         $(0.06)

Weighted Average Common                     29,201,848    20,117,735
Shares Outstanding

See Accompanying Notes to Unaudited Financial Statement

                   THE MAJESTIC COMPANIES, LTD.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Unaudited)


                                          Three Months     Three Months
                                              Ended           Ended
                                          March 31, 2000   March 31, 1999

Cash Flows from Operating Activities
Net Loss for the Year                     $(1,185,658)     $(1,230,650)

Adjustments to Reconcile Net Earnings
(Loss) to Net Cash Provided By Operating
Activities:
Common Stock Issued in Connection with
Services Rendered                             739,600          275,000
Write Down in Value of Asset                        -                -
Depreciation and Amortization                  14,931           17,475

(Increase) Decrease in:
Accounts Receivables                                -          119,262
Prepaid Expenses and Other                    (87,871)           1,500

Inventory                                    (350,572)         907,302
Increase(Decrease) in:
Accounts Payable and Accrued
Expenses, net                                 186,906          173,800
Customers Deposits                             20,528         (800,526)
Net Cash (used) Provided by Operating
Activities                                   (662,136)        (536,837)

Cash Flows Used in Investing Activities:
Capital Expenditures, Net of Disposals         (8,044)        (206,284)
Net Cash Used in Investing Activities          (8,044)        (206,284)

Cash Flows Used in Financing Activities:
Proceeds from Sale of Common Stock, Net
of Costs                                            -          343,000
Proceeds from Loans                          1,614,820         286,680
Repayments of Loans, Net                      (921,500)        (12,866)
Net Cash, Provided (Used) in
Financing Activities                           693,320         616,814

Net (Decrease) Increase in Cash
and Equivalents                                 23,140        (126,307)

Cash and Equivalents at Beginning of Year        4,970         305,639

Cash and Equivalents at End of Year             28,110         179,332

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash Paid During the Year for Interest          22,769               -
Common Stock Issued for Services               739,600         275,000
Common Stock Issued for Capital
Expenditures                                         -         201,756
Notes Incurred for Capital Assets Acquired           -               -

NONCASH FINANCING ACTIVITIES
Issuance of Common Stock In Exchange for Debt  863,000               -

See Accompanying Notes to Unaudited Financial Statement

                   THE MAJESTIC COMPANIES, LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (Unaudited)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31,2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the company's December 31, 1999 Annual Report on Form 10-KSB.

Basis of Presentation

The consolidated financial statements include the accounts of the company, and its wholly-owned subsidiaries, Majestic Modular
Buildings, Ltd., Majestic Financial, Ltd., and Majestic
Transportation, Ltd. Significant intercompany transactions have been eliminated in consolidation.

Segment Information

During 2000 and 1999, the company operated in three reportable segments: Majestic Modular, Majestic Financial and Majestic Transportation. The company's three reportable segments are managed separately based on fundamental differences in their operations.

Majestic Modular develops, manufactures and markets re-locatable modular classrooms, offices, office buildings, telephone equipment bunkers and modular structures. Majestic Modular's customers are primarily in the State of California.

Majestic Financial originates and services modular building leases. Majestic Financial's customers are primarily in the State of California.

Majestic Transportation is developing and marketing a proprietary passenger restraint system for the school bus industry. While Majestic Transportation is in the developmental stage and has not reported sales from its inception, the company believes its products will be sold to customers throughout North America.

Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment. Corporate includes general corporate administrative costs.
The company evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. There are no inter-segment sales.

                  THE MAJESTIC COMPANIES, LTD.
                        INDUSTRY SEGMENTS
                           (Unaudited)


                                       Three Months Ended
                                              31-Mar
Net Sales to External Customers      2000               1999

Modular Buildings                   $  53,056           $1,286,613

Leases                                 10,038                3,433

Transport                                   -                    -
All Other                                 148                  536

Total Sales to External Customers      63,241            1,290,582

Segment Operating Income

Modular Buildings                    (228,527)            (345,122)
Leases                                  5,282                1,450
Transport                             (46,419)             (67,325)
All Other                                   -                    -

Total Segment Operating Income       (269,664)            (410,997)

                                    2000                1999
                                    March 31            December 31

Segment Assets

Modular Buildings                  1,413,643            1,041,325
Leases                               217,453              222,531
Transport                             53,114               56,217
All Other                                  -                    -

Total Segment Assets               1,684,210            1,320,073

Three Months Ended
                                              31-Mar
Operating Income                     2000                 1999

Total Segment Operating Income      (269,664)            (410,997)
Unallocated Corporate (Expense)     (915,994)            (573,416)

Total Consolidated Operating
Income                           $(1,185,658)            (984,413)

                                     2000                 1999
                                    31-Mar                31-Dec
Assets

Total Segment Assets                1,684,210             1,320,073

Corporate Assets Not Assigned to
Operating Units                       112,114                27,166

Total Consolidated Assets           1,796,324             1,347,239

       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
The Majestic Companies, Ltd.
San Diego, California

We have audited the accompanying consolidated balance sheets of The Majestic Companies, Ltd. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of losses, deficiency in stockholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Majestic Companies, Ltd. and subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the two years ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note P, the company is experiencing difficulty in generating sufficient cash flow to meet it obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note P. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Stefanou & Company, LLP
Stefanou & Company, LLP
Certified Public Accountants
McLean, Virginia
April 2, 2000

                   THE MAJESTIC COMPANIES, LTD.
                    CONSOLIDATED BALANCE SHEET
                     DECEMBER 31, 1999 AND 1998


ASSETS                                         1999            1998

CURRENT ASSETS:
  Cash and equivalents                         $    4,970      $  305,639

  Accounts receivable, net of
  allowance for doubtful accounts                  69,182         147,238

  Inventory, at lower of cost or market           499,575       1,214,026

  Deposits                                         53,263          64,213

  Prepaid expenses                                  1,386          12,500

Total current assets                              628,376       1,743,616

PROPERTY AND EQUIPMENT-AT COST:

  Buildings under operating leases (Note E)       236,084          35,000

  Furniture, equipment and leasehold
  Improvements                                    491,644         279,095

                                                  727,728         314,095

  Less accumulated depreciation                   100,549          18,430

                                                  627,179         295,665

OTHER ASSETS:

  Intangible assets (Note F)                       91,684           5,942

                                               $1,347,239      $2,045,223

LIABILITIES

CURRENT LIABILITIES:
  Current maturities of long-term
  debt (Note D)                                  $  600,720      $  271,604
  Accounts payable and accrued expenses           1,199,054         458,318
  Customer deposits                                 286,175         933,446

Total current liabilities                         2,085,949       1,663,368

LONG-TERM DEBT, less current maturities
(Note D)                                            495,865          21,738

COMMITMENTS AND CONTINGENCIES (Note K)

STOCKHOLDERS' EQUITY (NOTES G AND J)
Common stock, par value $.001 per share
50,000,000 shares authorized;
26,834,070 issued at December 31, 1999;
21,111,863 shares issued at December
31, 1998                                            26,834           21,112

Additional paid-in-capital                       5,573,165        3,073,945
Stock subscription receivable                        -              (24,000)
Accumulated deficit                             (6,834,574)      (2,710,940)
                                                (1,234,575)         360,117
                                                 1,347,239        2,045,223

See accompanying notes to consolidated financial statements

                  THE MAJESTIC COMPANIES, LTD.
              CONSOLIDATED STATEMENTS OF OPERATIONS
            YEARS ENDED DECEMBER 31, 1999 and 1998


                                              1999             1998
Revenues:

  Modular buildings                           $ 2,265,609      $   393,382
  Rental income                                    23,529        2,475
                                                2,289,138          395,857
Cost and expenses:

  Modular Buildings                             2,234,812          425,281
  Selling, general and administrative           3,726,650        2,131,571
  Research and development                        190,430          191,687
  Interest                                         77,959            1,428
  Depreciation and amortization                    83,403           19,178
                                                6,413,254        2,769,145
Operating loss                                 (4,124,116)      (2,373,288)

Interest income                                       482             -
Income (taxes) benefit                               -                -

Net loss                                      $(4,123,634      $(2,373,288)

Loss per common share (basic and
assuming dilution)                            $      (.17)     $      (.20)

Weighted average common shares
outstanding (Note L)                           24,942,985       11,998,422

See accompanying notes to consolidated financial statement

                      THE MAJESTIC COMPANIES, LTD.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31, 1999 AND 1998


                   Common    Stock    Add'l    Stock     Accumu    Total
                   Shares    Amount   Paid-in  Subscrip  lated
                                      Capital  tion      Deficit
                                               Receiv
                                               able
Balance at
December 31,
1997              4,024,758   40,247   445,053     -    (337,652)   147,648

Shares issued in
connection with
merger with
Skytex,
International
Inc.              2,500,000   25,000      -        -                 25,000

Shares issued to
consultants and
employees in
exchange for
services          5,162,044   51,620   636,695     -                688,315

Sale of stock
issued pursuant
to private
placement, net
of costs          2,855,403   28,554  1,047,888                   1,076,442

Stock split
(Note J)          4,904,658   49,047    (49,047)                       -

Reduction in par
value of
common stock          -     (190,006)   190,006                        -

Issuance of
stock in
exchange for
debt (Note M)     1,665,000   16,650    803,350                     820,000

Subscription
note
receivable             -        -         -      (24,000)           (24,000)

Net loss               -        -         -         -   (2,373,288) (2,373,288)

Balance at
December 31,
1998            21,111,863    21,112  3,073,945  (24,000)$(2,710,940) 360,117

Sale of stock
issued
pursuant to
private
Placement
(Note J)         2,115,498     2,115    976,159                       978,274

Sale of stock
issued to a
private placement
(Note J)           725,000       725     349,725                       350,000

Shares issued
to consultants
and employees
in exchange for
services         2,321,709    2,322      888,262                       890,584

Issuance of
Stock in
Exchange for
Debt               560,000      560      285,524                       286,084

Receipt of
Subscription
Note Receivable                                    24,000               24,000

Net loss             -           -          -        -   (4,123,634) (4,123,634)

Balance at
December 31,
1999             26,834,070  26,834  5,573,165       -   (6,834,574) (1,234,575)

See accompanying notes to consolidated financial statement

                     THE MAJESTIC COMPANIES, LTD.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1999 and 1998

                                                1999            1998
Increase (decrease) in cash and equivalents
Cash flows from operating activities
  Net loss for the year                         $(4,123,634)    $(2,373,288)
  Adjustments to reconcile net earnings to net cash provided by operating activities:

Common stock issued in connection for
services rendered                                   890,584         688,315

Depreciation and amortization                        83,403          19,178

Write-down in value of asset                                        260,000

(Increase) decrease in:
Accounts receivable                                 78,057         (111,143)
Prepaid expenses and other                         (63,678)         (82,655)

Inventory                                          714,451       (1,214,026)
Increase (decrease) in:
  Accounts payable and accrued
  expenses, net                                    740,736          219,860
  Customer deposits                               (647,271)         933,446

Net cash (used) provided by operating
Activities                                      (2,327,352)      (1,660,313)
Cash flows used in investing activities:
  Capital expenditures, net of disposals          (413,633)        (313,318)
  Net cash used in investing activities           (413,633)        (313,318)

Cash flows used in financing activities:
  Proceeds from sale of common stock, net
  of costs                                       1,352,275        1,076,442
  Proceeds from loans                            1,256,121        1,092,935
  Repayments of loans, net                        (168,080)         (31,426)
  Net cash, provided (used) in financing
  activities                                     2,440,316        2,137,951
  Net (decrease) increase in cash and
  equivalents                                     (300,669)         164,320
Cash and equivalents at beginning of year          305,639          141,319
Cash and equivalents at end of year                  4,970          305,639

Supplemental Disclosures of Cash Flow
Information
Cash paid during the year for interest             177,959            1,428
Acquisition:
  Assets acquired                                     -                  10
  Accumulated deficit                                 -               3,334
  Liabilities assumed                                 -                (115)
  Common stock issued                                 -              (3,229)
  Net cash paid for acquisition                       -                 -
Non-cash financing activities
  Common stock issued for services                 890,584          688,315
  Issuance of common stock in exchanged for
  debt (Note M)                                    286,084          820,000
  Common stock subscriptions receivable                              24,000

See accompanying notes to consolidated financial statements

                  THE MAJESTIC COMPANIES, LTD.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999 and 1998

NOTE A-SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Business and Basis of Presentation

On December 11, 1998, The Majestic Companies, Ltd., a Delaware corporation, hereinafter referred to as "Majestic (Delaware)" ("Company"), completed a merger with Skytex International, Inc. ( or "Skytex"), an inactive Nevada corporation with no significant assets or operations. The resulting merged Nevada corporation was subsequently renamed " The Majestic Companies, Ltd.", hereinafter referred to as the "Company". Effective with the merger, all previously outstanding common stock of Majestic (Delaware) was exchanged for common stock of Skytex , resulting in the previous security holders of Majestic (Delaware) owning approximately 84% of the voting stock of Skytex,, in an exchange ratio of one (1) share of the Company in exchange for one (1) share of Skytex.

The Company develops, manufactures and markets relocatable modular classrooms, office buildings, telephone equipment bunkers and modular structures. This activity is conducted primarily in the western part of the United States. The Company is also engaged in the origination and servicing of new modular building leases. This activity is conducted primarily in the state of California. All of the leases which the Company enters into are accounted for as operating leases. The Company is also in the business of developing and marketing a proprietary passenger restraint system for the school bus industry.

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Majestic Modular
Buildings, Ltd., Majestic Financial, Ltd., and Majestic
Transportation, Ltd. Significant intercompany transactions have been eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost or market determined by the first-in, first-out (FIFO) method. Inventories consist of modular buildings available for sale to contract clients and the public, along with materials and work-in progress.

Components of inventories as of December 31, 1999 and 1998 , are as follows:

                                              1999            1998
Raw materials                                 $ 178,700      $  143,119
Finished goods and work-in-progress             320,875       1,070,907
                                              $ 499,575      $1,214,026

Revenue Recognition

The Company follows a policy of recognizing modular building sales at the time of shipment. The Company follows a policy of recognizing revenue from leasing modular buildings as operating leases. At the inception of the lease, no lease revenue is recognized and the leased building appears on the balance sheet as "buildings under operating leases". The capitalized cost of each modular building is depreciated over the lease term on a straight-line basis down to the Company's original estimate of the projected value of the building at the end of the scheduled lease term (the "Residual"). Monthly lease payments are recognized as rental income.

Advertising

The Company follows the policy of charging the costs of advertising to expenses incurred. For the years ended December
31, 1999 and 1998, advertising costs were $47,125 and $33,303, respectively.

Property and Equipment

For financial statement purposes, property and equipment are depreciated using the straight-line method over their estimated useful lives (five years for furniture, fixtures and equipment and 15 years for building and improvements). The straight-line method of depreciation is also used for tax purposes.

Intangible Assets

Intangible assets consist of patents, trademarks, and licensing agreements to build transportation equipment and organization costs, which are amortized using the straight line method over the estimated useful lives of the assets which range from five to seven years. In 1999 the Company capitalized the costs to develop state certified building plans used in the manufacture of modular buildings. The plans are amortized over the course of their useful lives of three years. Organization costs incurred after December 31, 1999 will be expensed as incurred in accordance with AICPA Statement of Position 98-5.

In 1998 the Company abandoned the development of building transportation equipment and, accordingly, the asset was disposed of (See Note F).

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income
Taxes".

Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Research and Development

Company-sponsored research and development costs related to both present and future products are expended in the year incurred.
Total expenditures on research and product development for 1999 and 1998 were $190,430 and $191,687, respectively.

Concentrations of Credit Risk

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company's customers are concentrated primarily in the state of California and it periodically reviews its trade receivables in determining its allowance for doubtful accounts. The allowances for doubtful accounts were $0 at December 31, 1999 and 1998, respectively.

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." In accordance with statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the proforma disclosure requirements.

Liquidity

As shown in the accompanying financial statements, the Company incurred a net loss of $4,123,634 during the year ended December 31, 1999 and $ 2,373,288 during the year ended December 31, 1998. The Company's current liabilities exceeded its current assets by $1,457,573 as of December 31, 1999. At December 31, 1999 a
substantial portion of all of the Company's assets are illiquid.

Comprehensive Income

The Company does not have any items of comprehensive income in any of the periods presented.

Segment Information

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the year ended December 31, 1998. SAFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pension and Other -Post Employment Benefits" ("SFAS 132") in the year ended December 31, 1999. SFAS No. 132 establishes disclosure requirements regarding pension and post employment obligations. SFAS No. 132 does not effect the Company as of December 31, 1999.

In March 1998, Statement of Position No. 98-1 was issued, which
specifies the appropriate accounting for costs incurred   to
develop or obtain computer software for internal use. The new pronouncement provides guidance on which costs should be capitalized, and over what period such costs should be amortized and what disclosures should be made regarding such costs. This pronouncement is effective for fiscal years beginning after December 15, 1998, but earlier application is acceptable. Previously capitalized costs will not be adjusted. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement, and therefore believes that adoption will not have a material effect on financial condition or operating results.

In April 1998, Statement of Position No. 98-5 was issued which requires that companies expense defined previously capitalized start-up costs including organization costs and expense future start-up costs as incurred. Adoption of this statement does not have an effect on financial condition or operating results.

The Company adopted Statement of Financial Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities" ("SFAS No. 133") in the year ended December 31, 1999. SFAS No. 133 requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item. SFAS No. 133's impact on the Company's consolidated financial statements is not expected to be material as the Company has not historically used derivative and hedge instruments.

Earnings Per Share

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrant's have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. There is no effect on earnings per share information for the years ended December 31, 1999 and 1998 relating to the adoption of this standard.

NOTE B-BUSINESS COMBINATION

On December, 11, 1998, Majestic (Delaware) merged, in an exchange for common stock, Skytex International, Inc. (Skytex) in a transaction accounted for using the purchase method of accounting. The total purchase price and carrying value of net assets acquired of Skytex was $3,229. The net assets acquired were as follows:

Net assets             $     10
Accumulated deficit       3,334
Net liabilities            (115)
                       $  3,229

As Skytex was an inactive corporation with no significant operations, Majestic (Delaware) recorded the carryover historical basis of net tangible assets acquired, which did not differ materially from their fair value. The results of operations subsequent to the date of acquisition are included in Majestic (Delaware)'s consolidated statement of losses. Majestic (Delaware) expensed in 1998 $21,771 which represents the excess of the purchase price of Skytex over the net assets acquired.

NOTE C-ACQUISITIONS

In April, 1998, Majestic (Delaware)  purchased the inventory
(consisting of primarily raw materials) and licensing rights of Cal-American Building Company for $68,000. Cal-American manufactures, markets and distributes modular classrooms, office buildings, medical facilities and telephone communication shelters.

The purchase of inventory and licensing rights were accounted for accordingly and, the operating results of the business has been
included in Majestic (Delaware)'s   consolidated financial
statements since the date of purchase and inception of operations.

NOTE D-LONG-TERM DEBT

Long-term debt at December 31, 1999 and 1998 consists of the following:


                                                   1999         1998

Note payable in monthly installments of
$5,000, including interest at 12% per annum,
unsecured; payable to related party and secured
third party collateral (See Note M)                $  211,308   $ 260,000

Note payable in monthly installments of
$1,187 including interest at 9.75% per annum;
secured by office equipment                            20,828      33,342

Note payable in monthly installments of
interest only at 10% per annum, secured by
accounts receivable, inventory and
equipment                                              25,000           -

Note payable in monthly installments of
interest only at 10% per annum, secured by
accounts receivable , inventory and
equipment                                              50,000           -

Note payable in monthly installments of
interest only at 10% per annum, secured by
accounts receivable , inventory and
equipment                                            100,000            -

Note payable in monthly  installments of
principal and interest at 19.57% per annum,
secured by equipment                                  21,917            -

Note payable in monthly installments of
$1,276,  interest only at 10% per annum,
secured by accounts receivable, inventory
and equipment                                        100,000            -

Note payable in monthly installments of
interest only at variable rates ranging
from 12% to 40% per annum, secured by
specified accounts receivable                        252,517            -

Note  payable  to related party at 0 %
interest per annum; unsecured  (See Note M)           70,300            -

Note payable in monthly installments of $
682 , including  principal and interest at
12% per annum, secured by equipment                   14,209            -

Note payable in monthly installments of   $
820, including principal and interest at
21%  per annum, secured by equipment                  40,706            -

Note payable to related party at 0% per
annum; unsecured (See Note M)                         57,039            -

Note payable to officer at 12% per annum;
unsecured (See Note M)                               132,761            -

                                                   1,096,585      293,342
Less: current portion                                600,720      271,604

                                                  $  495,865     $ 21,738


Aggregate maturities of long-term debt as of December 31, 1999 are as follows:


             Year                   Amount

             2000                   $  600,720
             2001                      140,000
             2002                      110,000
             2003                       95,000
             2004                       80,000
             2005 and after             70,865
                                    $1,096,585

NOTE E-BUILDINGS UNDER OPERATING LEASES

Buildings under operating leases consist of the following:


                          1999          1998
Buildings                 $236,084      $ 35,000

Less:  accumulated
Depreciation                14,816           194

                          $221,268      $ 34,806


The buildings are depreciated to their estimated residual value of $28,000 over the life of the lease contracts.

The following is a schedule by years of minimum future rentals on noncancellable operating leases as of December 31, 1999:

Year ending December 31,

2000        $39,670
2001         28,305
2002         18,750
            $86,725

NOTE F-INTANGIBLE ASSETS

The costs and accumulated amortization of intangible assets at December 31 are summarized as follows:


                                  1999            1998

Trademarks                        $ 12,884        $  5,168
Organization costs                       -           1,642

Plans                               78,800               -

                                    91,684           6,810

Less: accumulated
Amortization                        17,758             868
Intangible assets, net            $ 73,926        $  5,942

Amortization expense included as a charge to income amounted to $17,758 and $ 868 for the year ended December 31, 1999 and 1998, respectively.

Majestic (Delaware) determined that there would be no cash flows derived from a previously acquired product license agreement . Accordingly, Majestic (Delaware) recognized an asset impairment loss of $208,000, the carrying value of the asset, as of December 31, 1999.

NOTE G-STOCK OPTIONS AND WARRANTS

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to a key employee of the Company (See Note O).


                        Number     Weighted Average      Number of
                        of shares    Exercise Price   Shares Exercisable

Outstanding at
December 31, 1997        250,000    $         .25           250,000
Granted                  500,000              .45           500,000
Exercised-                     -                -                 -
Cancelled                      -                -                 -
Outstanding at
December 31, 1998        750,000                -           750,000
Granted
Exercised               (500,000)             .45           (500,000)
Cancelled                      -                -                  -
Outstanding at
December 31, 1999        250,000    $         .25            250,000

For disclosure purposes the fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for stock options granted during the years ended December 31, 1999 and 1998, respectively: annual dividends of $0.00 for both years, expected volatility of 50%, risk free interest rate of 6.0% an expected life of two years for all grants. The weighted-average fair values of the stock options granted during the years ended December 31, 1999 and 1998 were $.19 and $.03, respectively.

If the Company recognized compensation cost for the employee stock option plan in accordance with SFAS No. 123, the Company's pro forma net loss and net loss per share would have been $(4,171,134) and $(0.17) in 1999 and $(2,383,188) and $(0.20) in
1998, respectively.

NOTE H-INCOME TAXES

The Company has adopted Financial Accounting Standard No. 109 which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

For income tax reporting purposes, the Company's aggregate unused net operating losses approximate $6,834,574, which expire through 2015. The future utilization of the operating loss carryforwards or the time period in which the carryforwards could be utilized could be limited if certain historical stockholders of Majestic sell their shares within two years of the purchase of Skytex.
The deferred tax asset related to the carryforward is
approximately $2,300,000.   The Company has provided a valuation
reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earning history of the Company, it is more likely than not that the benefits will be realized.

Components of deferred tax assets as of December 31, 1999 are as follows:

Non Current:
  Net operating loss carryforward      $ 2,300,000
  Valuation allowance                    2,300,000
Net deferred tax asset                 $         -

NOTE I-MAJOR CUSTOMERS

Revenue from three (3) major customers approximated $1,659,929 or 73% and $178,000 or 45% of sales for the year ended December 31, 1999 and 1998, respectively.

NOTE J - CAPITAL STOCK

Majestic Minerals, Ltd., the original Predecessor to Majestic (Delaware), was incorporated in August, 1995 and formed under the laws of British Columbia, Canada. In 1995, Majestic Minerals, Ltd. issued a total of 150,329 shares of its common stock in a private placements to sophisticated investors in the United States and Province of British Columbia, Canada and 770,000 shares to consultants for services rendered on its behalf. In April, 1997, Majestic Minerals, Ltd. changed its name to Majestic Motor Car Company, Ltd., hereinafter referred to as "Majestic Motors". During 1997, Majestic Motors issued a total of 1,624,429 shares of its common stock in private placement to sophisticated investors, primarily in the United States in exchange for $301,600 net of costs and fees. In addition, Majestic Motors issued 1,480,000 shares to consultants and employees for services rendered during 1997.

In February, 1998, Majestic Motors' Board of Directors approved a three (3) share for one (1) common stock split.

In March, 1998, the Shareholders of Majestic Motors exchanged all of the outstanding shares of common stock of Majestic Motors on a share for share basis for shares of common stock in Majestic (Delaware), a corporation at the time with no material operations organized for the sole purpose of reincorporating Majestic Motors under the laws of the State of Delaware.

In 1998, Majestic (Delaware) issued a total of 4,520,403 shares of common stock in a private placements and exempt offerings to sophisticated investors, primarily in the United States in exchange for $1,896,442 net of costs and fees. Certain investors received warrants to purchase Majestic (Delaware)'s common stock at exercise prices ranging from $1.50 to $2.00 per share. The warrants expire at various dates through December 31, 2000. As of December 31, 1999, Majestic (Delaware) had outstanding warrants for 1,445,000 shares.

In December 1998, Majestic (Delaware) completed a merger with
Skytex International, Ltd. (Skytex), a Nevada corporation with no material operations. The shareholders Majestic (Delaware) exchanged all of the outstanding shares of common stock of Majestic (Delaware) on a one for one basis for shares of common stock in Skytex.

Immediately following the merger, Skytex was renamed The Majestic
Companies, Ltd., a Nevada corporation.

In 1999, Majestic (Delaware) issued a total of 2,840,498 shares of common stock in a private placements and exempt offerings to sophisticated investors, primarily in the United States in exchange for $1,325,434 net of costs and fees. Majestic (Delaware) issued 2,321,709 shares to consultants and employees for $890,584 of services rendered during 1999. The shares issued to the consultants and employees were based upon the value of the services rendered or the market price of the Company's common stock during the period the services were rendered. In addition, Majestic (Delaware) issued 560,000 shares of common stock in exchange for $286,084 of previously incurred debt.

Share amounts presented in the consolidated balance sheets and consolidated statements of stockholders' equity reflect the actual share amounts outstanding for each period presented.

NOTE K-COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office and warehouse space on a year-to-year basis in San Diego, California for its Corporate offices. The Company also leases warehouse and plant facilities in Modesto, California. Commitments for minimum rentals under non-cancelable leases at the end of 1999 are as follows:

2000              $204,950
2001               186,475
2002               180,000
2003                60,000
                  $631,425

Employment and Consulting Agreements

The Company has an employment agreement with the Company's President and Chief Executive Officer. In addition to salary and benefit provisions, the agreement includes defined commitments should the employee terminate the employment with or without cause. At December 31, 1999, the Company's President and Chief Executive Officer waived any and all claims for unpaid compensation of $140,000 under the employment agreement.

The Company has consulting agreements with outside contractors, certain of whom are also Company stockholders. The Agreements are generally for a term of 12 months from inception and renewable automatically from year to year unless either the Company or Consultant terminates such engagement by written notice.

License and Royalty Agreements

The Company has entered into a licensing and royalty agreement which allow the Company to use certain patent rights in the passive restraint products the Company is currently developing. The licensing agreement requires royalty payments ranging from 2% to 4% of specified product sales. Minimum royalty payments due under this agreement for the period 2000 through 2004 total approximately $250,000.

For the years ended December 31, 1999 and 1998, royalty payments charged to expense were $25,000 and $0, respectively.

Litigation

In 1998, a financial institution filed a complaint against Majestic Modular Buildings, Ltd, a wholly-owned subsidiary of the Company in the Stanislaus County Superior Court. The complaint alleges the previous owners of Cal-American Buildings, Inc. (See Note C) improperly transferred property to the Company in connection with the Sale of certain assets. The Company believes that it has meritorious defenses to the plaintiff's claims and intends to vigorously defend itself against the bank's claims.

NOTE L-LOSSES PER COMMON SHARE

The following table presents the computation of basic and diluted loss per share:

                                         1999               1998

Net loss available for common
Shareholders                            $(4,123,634)        $(2,373,288)
Basic and fully diluted loss per share  $      (.17)        $      (.20)
Weighted average common shares
Outstanding                              24,942,985          11,988,422

Net loss per share is based upon the weighted average number of shares of common stock outstanding. In February, 1998, a three
(3) for one (1) stock split of the Company's common stock was effected in the form of a 200 percent stock split (See Note J). Accordingly, all historical weighted average share and per share amounts have been restated to reflect the stock split.

NOTE M-RELATED PARTY TRANSACTIONS

In 1998, the Company's President and Chief Executive Officer advanced the Company in the form of a loan, $820,000. The loan was unsecured and was payable on demand at 0% interest per annum.
 The loan was paid in full in 1998 in exchange for 1,665,000 shares of restricted common stock in the Company. The Company valued the shares based upon the Company's estimated fair market value of the Company's common stock at the time of the exchange.

In 1998, the spouse of the Company's President and Chief Executive Officer purchased, for consideration, the $260,000 note payable from the Note holder (See Note D). The Company and the note holder amended the repayment terms of the note to provide for seventy (70) equal monthly installments of principal and interest at 12% per annum.

In 1999, the Company's President and Chief Executive Officer and his spouse advanced funds in the form of unsecured notes to the Company for working capital purposes. As of December 31, 1999 the amounts due the Company's President and Chief Executive Officer and his spouse were $ 132,761 and $ 70,300, respectively. The notes are unsecured and non-interest bearing.

In 1999, a company whose shareholders include officers of the Company, advanced funds in the form of an unsecured note to the Company for working capital purposes. As of December 31, 1999 the amount due the company was $ 57,039. The note is unsecured and is non-interest bearing.

NOTE N-SEGMENT INFORMATION

The Company's operations are classified into three reportable segments: Majestic Modular, Majestic Financial and Majestic Transportation. The Company's three reportable segments are managed separately based on fundamental differences in their operations.

Majestic Modular develops, manufactures and markets re-locatable modular classrooms, offices, office buildings, telephone equipment bunkers and modular structures. Majestic Modular's customers are primarily in the State of California.

Majestic Financial originates and services modular building leases. Majestic Financial's customers are primarily in the State of California.

Majestic Transportation is developing and marketing a proprietary passenger restraint system for the school bus industry. While Majestic Transportation is in the developmental stage and has not reported sales from its inception, the Company believes its products will be sold to customers throughout North America.

Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment.
Corporate includes general corporate administrative costs.

The Company evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. There are no inter-segment sales.


                                             1999            1998

Sales:
Majestic Modular                             $2,265,609      $  393,382
Majestic Financial                               23,529           2,475
Majestic Transportation                               -               -
    Total Sales                               2,289,138         395,857

Operating Income(Loss):
Majestic Modular                             (1,522,237)       (638,897)
Majestic Financial                              (37,461)          2,229
Majestic Transportation                        (362,128)       (182,463)
Corporate General and
Administrative Expenses                      (2,202,290)     (1,554,157)
   Total Segment Operating Loss              (4,124,116)     (2,373,288)

 Segments Assets:
 Majestic Modular                             1,041,325       1,694,915
 Majestic Financial                             222,531          99,754
 Majestic Transportation                         56,217           6,348
 Corporate                                       27,166         244,206
    Total Segment Assets                      1,347,239       2,045,223

Capital Expenditures:
Majestic Modular                                168,402         247,583
Majestic Financial                              201,084          35,000
Majestic Transportation                          44,147           1,239
Corporate                                             -          29,496
  Total Capital Expenditures                    413,633        313,318

Depreciation and Amortization:
Majestic Modular                                 57,349         15,460
Majestic Financial                               14,621            194
Majestic Transportation                           5,861             60
Corporate                                         5,572          3,464
   Total Depreciation and Amortization           83,403         19,178

NOTE O-SUBSEQUENT EVENTS

Subsequent to the date of the Company's financial statements, the Company's Board of Directors adopted the Majestic Companies, Ltd., Stock Incentive Plan. The purpose of the plan is to provide incentives to officers and employees of the Company who may be designated for participation and to provide additional means of attracting and retaining personnel. The plan provides for the reservation of 8,000,000 shares of the Company's common stock for issuance upon the exercise of the options granted under the Plan. The number of shares of common stock reserved for the grant of options and the number of shares granted under the Plan are subject to adjustment to give effect to any stock splits, dividends, or other relevant changes in capitalization of the Company. The exercise price for such options shall be $.20 per share and vest at the date of the award.

Subsequent to the date of the Company's financial statements, the Company adopted a Retainer Stock Plan for Non-Employee Directors and Consultants ("Retainer Stock Plan"). The Retainer Stock Plan is intended to allow the Company to pay non-employee Directors and consultants shares of the Company's common stock for the services provided to the Company.

Subsequent to the date of the financial statements, a complaint against Majestic Modular Buildings, Ltd., a wholly-owned subsidiary of the Company was filed by the United States Bankruptcy Trustee in the bankruptcy of Cal-American Buildings, Inc., United States Bankruptcy Court of the Eastern District of California. The complaint seeks damages for an alleged breach of contract of a license agreement between the defendant and the debtor. (See Note C). The Company believes that it has meritorious defenses to the plaintiff's claims and intends to vigorously defend itself against the bank's claim.

NOTE P-GOING CONCERN MATTERS

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended December 31, 1999 and 1998, the Company incurred loses from operations of $4,123,634 and $ 2,373,288 respectively. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve it's liquidity problems. Management anticipates the Company will attain profitable status and improve it liquidity through the continued developing, marketing and selling of its products and additional equity investment in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In order to improve the Company's liquidity, the Company is actively pursing additional equity financing through discussions with investment bankers and private investors. There can be no assurance the Company will be successful in its effort to secure additional equity financing.

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.


                     COMPUTATION OF LOSSES PER COMMON
                       AND COMMON EQUIVALENT SHARES
                For the years ended December 31, 1999 and 1998

                                              1999          1998

Shares outstanding at beginning of period     21,111,863    4,024,758

Weighted average of common
shares issued during the period                3,831,122    7,963,664

Weighted average of common
Shares outstanding during the period
(adjusted for 3 for 1 stock split in 1998)    24,942,985   11,988,422

Stock options and warrants
outstanding-not included as they have
no dilutive effect                                     -            -

Shares used in computing earnings per
common share                                  24,942,985   11,988,422

Loss per common share
($4,123,634)/24,942,985)                      $     (.17)

Loss Per common share
($2,373,288/11,988,422)                                    $     (.20)


                  CHANGES IN AND DISAGREEMENTS WITH
                      ACCOUNTANTS ON ACCOUNTING
                      AND FINANCIAL DISCLOSURE

On January 8, 1999, the company engaged the services of Ernst & Young LLP to provide auditing services for the company. On February 11, 1999, the company dismissed the former accountant before it performed any auditing functions for the company as management determined that a smaller firm could provide the appropriate level service for the company. On February 18, 1999, the company engaged the services of Stefanou & Company, LLP, the current independent accountant for the company, to provide auditing services for the company. The decision to change accountants and the selection of the successor accountant was approved by the company's board of directors. The company and its former accountants had no disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In addition, there have been no such disagreements with the current independent accountant for the company.

                       AVAILABLE INFORMATION

The company has filed with the U.S. Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the company and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

A copy of the registration statement, and the exhibits and schedules filed with it, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1 (800) SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the company. The address of the site is http://www.sec.gov. The registration statement, including all its exhibits and any amendments, has been filed electronically with the Commission.